                          OFFER TO PURCHASE FOR CASH
                    ALL OUTSTANDING SHARES OF COMMON STOCK
                                      OF

                           DETECTION SYSTEMS, INC.
                                      AT
                             $18.00 NET PER SHARE
                                      BY

                      BOSCH SECURITY SYSTEMS CORPORATION
                         A WHOLLY OWNED SUBSIDIARY OF

                              ROBERT BOSCH GMBH

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
       TIME, ON FRIDAY, JANUARY 19, 2001, UNLESS THE OFFER IS EXTENDED.

   THE OFFER IS BEING MADE IN CONNECTION WITH AN AGREEMENT AND PLAN OF MERGER, DATED AS OF DECEMBER 10, 2000, AS AMENDED, BY AND BETWEEN ROBERT BOSCH GMBH ("PARENT") AND DETECTION SYSTEMS, INC. (THE "COMPANY"), TO WHICH BOSCH SECURITY SYSTEMS CORPORATION (THE "PURCHASER") SUBSEQUENTLY BECAME A PARTY. THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER SUCH NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $.05 PER SHARE, OF THE COMPANY (THE "SHARES"), WHICH, TOGETHER WITH THE SHARES OWNED BY PARENT AND THE PURCHASER, CONSTITUTES AT LEAST TWO-THIRDS OF THE THEN OUTSTANDING SHARES ON A FULLY DILUTED BASIS, AND (2) THE EXPIRATION OR TERMINATION OF THE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, AND THE REGULATIONS THEREUNDER. THE OFFER IS ALSO SUBJECT TO OTHER CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE. SEE THE INTRODUCTION AND SECTIONS 1, 15 AND 16. THE OFFER IS NOT CONDITIONED UPON PARENT OR THE PURCHASER OBTAINING FINANCING.

   THE BOARD OF DIRECTORS OF THE COMPANY (1) HAS UNANIMOUSLY DETERMINED THAT EACH OF THE MERGER AGREEMENT, THE OFFER AND THE MERGER ARE ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF THE SHAREHOLDERS OF THE COMPANY, (2) HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND (3) UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER, TENDER THEIR SHARES TO THE PURCHASER PURSUANT TO THE OFFER AND, IF REQUIRED UNDER APPLICABLE LAW, APPROVE AND ADOPT THE MERGER AGREEMENT AND THE MERGER.

   PARENT AND THE COMPANY HAVE ENTERED INTO A STOCK OPTION AGREEMENT, DATED AS OF DECEMBER 10, 2000, PURSUANT TO WHICH, AMONG OTHER THINGS, THE COMPANY HAS GRANTED PARENT AN IRREVOCABLE OPTION TO PURCHASE, SUBJECT TO CERTAIN CONDITIONS, UP TO 1,138,596 NEWLY ISSUED SHARES (THE "OPTION SHARES") OR APPROXIMATELY 13.6% OF THE SHARES ON A FULLY DILUTED BASIS (INCLUDING THE OPTION SHARES ISSUABLE UPON EXERCISE OF SUCH OPTION AND SHARES ISSUABLE UPON EXERCISE OF OPTIONS OUTSTANDING UNDER THE COMPANY'S STOCK OPTION PLANS) AT A PRICE OF $18.00 PER SHARE IN CASH.

   PARENT HAS ALSO ENTERED INTO A VOTING AND OPTION AGREEMENT, DATED AS OF DECEMBER 10, 2000, WITH CERTAIN SHAREHOLDERS OF THE COMPANY AS TO AN AGGREGATE OF APPROXIMATELY 8% OF THE SHARES ON A FULLY DILUTED BASIS (EXCLUDING THE OPTION SHARES ISSUABLE PURSUANT TO THE STOCK OPTION AGREEMENT REFERRED TO ABOVE BUT INCLUDING SHARES ISSUABLE UPON EXERCISE OF OPTIONS OUTSTANDING UNDER THE COMPANY'S STOCK OPTION PLANS), PURSUANT TO WHICH, AMONG OTHER THINGS, SUCH SHAREHOLDERS HAVE AGREED TO VALIDLY TENDER (AND NOT WITHDRAW) ALL SUCH SHARES PURSUANT TO THE OFFER AND HAVE GRANTED PARENT AN OPTION TO PURCHASE, SUBJECT TO CERTAIN CONDITIONS, ALL SUCH SHARES AT A PRICE OF $18.00 PER SHARE IN CASH.

                     THE DEALER MANAGER FOR THE OFFER IS:

                       Arnhold and S. Bleichroeder, Inc.

December 20, 2000

                                  IMPORTANT

   Any shareholder wishing to tender Shares in the Offer must either: (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the United States Trust Company of New York (the "Depositary") together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase, or (ii) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder.

   Any shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such shareholder wishes to tender such Shares. Any shareholder who wishes to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3.

   Questions and requests for assistance may be directed to D.F. King & Co., Inc. (the "Information Agent") or Arnhold and S. Bleichroeder, Inc. (the "Dealer Manager") at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or the Dealer Manager. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

                              TABLE OF CONTENTS

                                                                                  PAGE
                                                                                --------
SUMMARY TERM SHEET.............................................................      1

INTRODUCTION...................................................................      6

THE OFFER......................................................................      8

  1. Terms of the Offer........................................................      8

  2. Acceptance for Payment and Payment for Shares.............................     10

  3. Procedures for Accepting the Offer and Tendering Shares...................     11

  4. Withdrawal Rights.........................................................     14

  5. Certain United States Federal Income Tax Consequences.....................     15

  6. Price Range of Shares; Dividends..........................................     15

  7. Certain Information Concerning the Company................................     16

  8. Certain Information Concerning Parent and the Purchaser...................     19

  9. Source and Amount of Funds................................................     19

  10. Background of the Offer; Past Contacts or Negotiations with the Company .     19

  11. The Merger Agreement; Other Arrangements.................................     22

  12. Purpose of the Offer; Plans for the Company..............................     33

  13. Certain Effects of the Offer.............................................     34

  14. Dividends and Distributions..............................................     35

  15. Certain Conditions of the Offer..........................................     35

  16. Certain Legal Matters; Regulatory Approvals..............................     37

  17. Appraisal Rights.........................................................     38

  18. Fees and Expenses........................................................     39

  19. Miscellaneous............................................................     39

SCHEDULE I.....................................................................    S-1

                                1

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
                              SUMMARY TERM SHEET

   We are offering to purchase all of the outstanding common stock of Detection Systems, Inc. for $18.00 per share in cash. This summary term sheet asks some of the questions which you, as a shareholder of Detection Systems, may have and sets forth our answers to those questions. The information in this summary term sheet is not complete. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because they contain additional important information.

WHO IS OFFERING TO BUY MY SECURITIES?

   Our name is Bosch Security Systems Corporation. We are a New York corporation formed for the purpose of making a tender offer for all of the common stock of Detection Systems. We have carried on no activities other than in connection with the acquisition of Detection Systems. Our parent company, Robert Bosch GmbH, a limited liability company organized under the laws of Germany, owns all of our stock. See the "Introduction" to this Offer to Purchase and Section 8 -- "Certain Information Concerning Parent and the Purchaser".

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

   We seek to purchase all of the outstanding common stock of Detection Systems. See the "Introduction" to this Offer to Purchase and Section 1 -- "Terms of the Offer".

HOW MUCH ARE YOU OFFERING TO PAY? WHAT IS THE FORM OF PAYMENT? WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

   We offer to pay $18.00 per share, net to you, in cash. If you are the record owner of your shares and you tender your shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the "Introduction" to this Offer to Purchase.

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

   Our Offer is not conditioned upon any financing arrangements. Robert Bosch GmbH will provide us with sufficient funds to purchase all shares validly tendered and not withdrawn in the Offer and for the merger which is expected to follow the successful completion of the Offer. Robert Bosch GmbH will obtain the funds required for these transactions from cash on hand. See
Section 9 -- "Source and Amount of Funds".

IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

   We do not think our financial condition is relevant to your decision whether to tender in the Offer because

   o      the form of payment consists solely of cash,

   o      the Offer is not subject to any financing condition,

   o      our Offer applies to all the outstanding shares of Detection
          Systems, and

   o if we are successful with our Offer, we will acquire all remaining shares for the same cash price when we are merged with and into Detection Systems.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

   You will have until 12:00 midnight, New York City time, on Friday, January 19, 2001, to tender your shares in the Offer, unless the Offer is extended. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which we describe later in this Offer to Purchase. See Section 1 -- "Terms of the Offer" and Section 3 -- "Procedures for Accepting the Offer and Tendering Shares".

CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

   We have agreed in the merger agreement that:

   o we may extend the Offer beyond the scheduled expiration date from time to time, with or without Detection Systems' consent, if at that date any of the conditions to our obligation to accept for payment and to pay for the shares are not satisfied or, to the extent permitted by the merger agreement, waived, and

   o we may generally extend the Offer for any period required by any rule, regulation or interpretation of the Securities and Exchange Commission (the "SEC") applicable to the Offer, with or without Detection Systems' consent.

   If all conditions to the Offer have been satisfied or waived:

   o we will accept for payment and pay for all shares validly tendered and not properly withdrawn at such time (which shares you may not thereafter withdraw), and

   o if the number of shares tendered in the Offer and not withdrawn, which together with the shares owned by us and Robert Bosch GmbH, is less than 90% of Detection Systems' outstanding shares, we may extend the Offer to provide a "subsequent offering period" of at least three business days, during which time shareholders whose shares have not been accepted for payment may tender, but not withdraw, their shares and receive the Offer consideration. Under the federal securities laws we may not provide a subsequent offering period of more than 20 business days (for all such extensions).

   See Section 1 -- "Terms of the Offer" for more details on our ability to extend the Offer.

HOW WILL YOU NOTIFY ME IF YOU EXTEND THE OFFER?

   If we extend the Offer, we will inform the United States Trust Company of New York (the depositary for the Offer) of that fact. We will also make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1 -- "Terms of the Offer".

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

   o we are not obligated to purchase any shares that are validly tendered unless the number of shares validly tendered and not withdrawn before the expiration date of the Offer, which together with the shares owned by us and Robert Bosch GmbH, represents at least two-thirds of the then outstanding shares on a fully diluted basis. We call this condition the "minimum condition".

   o we are not obligated to purchase shares that are validly tendered if, among other things, there is a material adverse change in Detection Systems or its business.

   o we are not obligated to purchase shares that are validly tendered if the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act has not expired or been terminated.

   A number of other conditions also apply to the Offer. We can waive any and all of the conditions to the Offer without Detection Systems' consent. See
Section 15 -- "Certain Conditions of the Offer".

HOW DO I TENDER MY SHARES?

   If you wish to accept our Offer, this is what you must do:

   o if you are a record holder and have your stock certificates, you must complete and sign the enclosed letter of transmittal and send it and the certificates representing your shares and any other documents required by the letter of transmittal to the United States Trust Company of New York, the depositary for the Offer, not later than the time the Offer expires.

   o if your shares are held in the name of your broker, bank or other nominee, the shares can be tendered by your nominee by complying with such nominee's instructions.

   o if you are unable to deliver any required document or instrument to the depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the depositary within three New York Stock Exchange trading days. For the tender to be valid, however, the depositary must receive the missing items within that three trading day period.

   See Section 3 -- "Procedures for Accepting the Offer and Tendering
Shares".

UNTIL WHAT TIME MAY I WITHDRAW PREVIOUSLY TENDERED SHARES?

   You may withdraw shares at any time until the Offer has expired. This right to withdraw will not apply during any subsequent offering period. See
Section 1 -- "Terms of the Offer" and Section 4 -- "Withdrawal Rights".

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

   To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw such shares. See Section 4 -- "Withdrawal Rights".

WHAT DOES THE DETECTION SYSTEMS BOARD OF DIRECTORS THINK OF THE OFFER?

   The Detection Systems board of directors

   o has unanimously determined that each of the merger agreement, the Offer and the merger are advisable, fair to and in the best interests of the shareholders of Detection Systems,

   o has unanimously approved the merger agreement and the related transactions, including the Offer and the merger, and

   o unanimously recommends that the shareholders of Detection Systems accept the Offer, tender their shares to us pursuant to the Offer and, if required under applicable law, approve and adopt the merger agreement and the merger.

   See the "Introduction" to this Offer to Purchase.

HAVE ANY SHAREHOLDERS AGREED TO TENDER THEIR SHARES?

   Yes. Messrs. Karl H. Kostusiak and David B. Lederer, Chairman and Chief Executive Officer and Executive Vice President, respectively, of Detection Systems and who own shares representing approximately 8% of the outstanding common stock, have agreed, among other things, to tender their shares in the Offer. See Section 11 -- "The Merger Agreement; Other Arrangements".

IF THE REQUIRED MINIMUM NUMBER OF SHARES IS TENDERED AND ACCEPTED FOR PAYMENT, WILL DETECTION SYSTEMS CONTINUE AS A PUBLIC COMPANY?

   No. Following the purchase of shares in the Offer we expect to consummate the merger. If the merger takes place, Detection Systems no longer will be publicly owned. Even if for some reason the merger does not take place, if we purchase all of the tendered shares, there may be so few remaining shareholders and publicly held shares that

   o Detection Systems common stock will no longer be eligible to be traded through the National Association of Securities Dealers Automated Quotation System ("NASDAQ"),

   o there may not be a public trading market for Detection Systems common stock, and

   o Detection Systems may stop making filings with the SEC or otherwise stop being required to comply with the SEC rules relating to publicly held companies.

   See Section 13 -- "Certain Effects of the Offer".

WILL THE TENDER OFFER BE FOLLOWED BY A MERGER IF ALL OF THE DETECTION SYSTEMS' SHARES ARE NOT TENDERED IN THE OFFER?

   Yes. If we accept and pay for a number of shares, which together with the shares owned by us and Robert Bosch GmbH, is at least two-thirds of the shares of Detection Systems on a fully diluted basis, we will be merged with and into Detection Systems, subject to shareholder approval if required. If that merger takes place, Robert Bosch GmbH will own all of the shares of Detection Systems and all remaining shareholders of Detection Systems (other than Robert Bosch GmbH and shareholders properly exercising any applicable appraisal rights) will receive $18.00 per share in cash. See the "Introduction" to this Offer to Purchase.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

   If the merger described above takes place, shareholders not tendering in the Offer will have no rights with respect to their shares except to receive $18.00 per share in cash, subject to any applicable appraisal rights properly exercised under New York law. Therefore, if the merger takes place, and you do not exercise your appraisal rights, the only difference between what you will receive tendering your shares and not tendering your shares in the Offer is that you will receive $18.00 per share in cash earlier if you tender your shares in the Offer. If you exercise your appraisal rights in connection with the merger, you will be entitled to receive a judicial determination of the fair value of your shares and to receive payment of the fair value in cash. Any judicial determination of fair value could be based on considerations other than or in addition to the $18.00 per share price paid in the merger and the fair value of the shares could be higher or lower than $18.00 per share. If the merger does not take place, however, the number of shareholders and the number of shares of Detection Systems that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for Detection Systems common stock. Also, as described above, Detection Systems may stop making filings with the SEC or otherwise may not be required to comply with the SEC rules relating to publicly held companies. See the "Introduction" to this Offer to Purchase and Section 13 -- "Certain Effects of the Offer".

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

   On December 8, 2000, the last trading day before we announced the Offer, the closing sale price of Detection Systems common stock reported on NASDAQ was $13.00 per share. On December 19, 2000, the last trading day before we commenced the Offer, the closing sale price of Detection Systems common stock reported on NASDAQ was $17.813. We encourage you to obtain a recent quotation for shares of Detection Systems common stock in deciding whether to tender your shares. See Section 6 -- "Price Range of Shares; Dividends".

WHAT ARE THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF TENDERING
SHARES?

   Your receipt of cash for shares that you tender pursuant to the Offer or exchange pursuant to the merger will be a taxable transaction for United States federal income tax purposes and likely will be for state, local and foreign income tax purposes as well. In general, a shareholder who sells shares pursuant to the Offer or receives cash in exchange for shares pursuant to the merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the shareholder's adjusted tax basis in the shares sold pursuant to the Offer or exchanged for cash pursuant to the merger. If the shares sold or exchanged constitute capital assets in the hands of the shareholder, such gain or loss will be a capital gain or loss. In general, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 20% if the shares were held for more than one year, and if held for one year or less they will be subject to tax at ordinary income tax rates. See
Section 5 -- "Certain United States Federal Income Tax Consequences".

WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

   You may call either of the following:

   o      D.F. King & Co., Inc., the information agent for our Offer, at
          (800) 359-5559 (toll free); or

   o Arnhold and S. Bleichroeder, Inc., the dealer manager for our Offer, at (212) 698-3245.

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
TO THE HOLDERS OF SHARES OF COMMON STOCK
OF DETECTION SYSTEMS, INC.

                                 INTRODUCTION

   Bosch Security Systems Corporation, a New York corporation (the "Purchaser") and a wholly owned subsidiary of Robert Bosch GmbH, a limited liability company organized under the laws of Germany ("Parent"), hereby offers to purchase all outstanding shares of common stock, par value $.05 per share (the "Shares"), of Detection Systems, Inc., a New York corporation (the "Company"), at a price of $18.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

   The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 10, 2000, as amended (the "Merger Agreement"), between Parent and the Company, to which the Purchaser subsequently became a party. The Merger Agreement provides that the Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"), wholly owned by Parent. Pursuant to the Merger, at the effective time of the Merger (the "Effective Time") each Share outstanding immediately prior to the Effective Time (other than Shares owned by Parent, the Purchaser or any subsidiary of Parent or the Purchaser or by the Company or any subsidiary of the Company, all of which will be canceled, and other than Shares that are held by shareholders, if any, who properly exercise any applicable appraisal rights under the New York Business Corporation Law ("NYBCL")), will be converted into the right to receive $18.00 per Share in cash or any greater per Share price paid in the Offer in cash, without interest (the "Merger Consideration"). The Merger Agreement is more fully described in Section 11 -- "The Merger Agreement; Other Arrangements", which also contains a discussion of the treatment of stock options.

   Tendering shareholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Parent or the Purchaser will pay all charges and expenses of Arnhold and S. Bleichroeder, Inc., as dealer manager (the "Dealer Manager"), the United States Trust Company of New York, as depositary (the "Depositary"), and D.F. King & Co., Inc., as information agent (the "Information Agent"), incurred in connection with the Offer. See
Section 18 -- "Fees and Expenses".

   THE COMPANY'S BOARD OF DIRECTORS (THE "COMPANY BOARD")

         o has unanimously determined that each of the Merger Agreement, the Offer and the Merger are advisable, fair to and in the best interests of the shareholders of the Company,

         o has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and

         o unanimously recommends that the shareholders of the Company accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if required under applicable law, approve and adopt the Merger Agreement and the Merger.

   Fleet Securities, Inc. ("Fleet Securities") has delivered to the Company Board a written opinion dated December 10, 2000, to the effect that, as of such date and based on and subject to the matters stated in such opinion, the $18.00 per Share cash consideration to be paid in the Offer and the Merger to holders of Shares was fair, from a financial point of view, to such holders (other than Parent, the Purchaser or their affiliates). The full text of Fleet Securities' written opinion dated December 10, 2000, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is included as an annex to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which is being mailed by the Company to shareholders concurrently with this Offer to Purchase. Holders of

Shares are urged to read the full text of that opinion carefully in its entirety. The opinion is not a recommendation to shareholders of the Company as to whether they should tender their Shares in the Offer or as to how they should vote on, or take any action with respect to, the Merger.

   THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS,

         o THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER SUCH NUMBER OF SHARES, WHICH, TOGETHER WITH THE SHARES OWNED BY PARENT AND THE PURCHASER, CONSTITUTES AT LEAST TWO-THIRDS OF THE THEN OUTSTANDING SHARES ON A FULLY DILUTED BASIS (THE "MINIMUM CONDITION"), AND

         o THE EXPIRATION OR TERMINATION OF THE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, AND THE REGULATIONS THEREUNDER (THE "HSR ACT").

   THE OFFER IS ALSO SUBJECT TO THE SATISFACTION OF CERTAIN OTHER CONDITIONS. SEE SECTION 1 -- "TERMS OF THE OFFER", SECTION 15 -- "CERTAIN CONDITIONS OF THE OFFER" AND SECTION 16 -- "CERTAIN LEGAL MATTERS; REGULATORY APPROVALS."

   The Company has advised Parent that, on December 18, 2000, 6,729,015 Shares were issued and outstanding and 500,285 Shares were subject to stock options outstanding under the Company's stock option plans. Parent directly owns 197,900 Shares. In addition to the 197,900 Shares directly owned by Parent, Parent and the Company have entered into a Stock Option Agreement, dated as of December 10, 2000 (the "Stock Option Agreement"), pursuant to which, among other things, the Company has granted Parent an irrevocable option to purchase from the Company, subject to certain conditions, up to 1,138,596 newly issued Shares at an exercise price of $18.00 per Share in cash. Parent has also entered into a Voting and Option Agreement, dated as of December 10, 2000 (the "Voting and Option Agreement"), with certain shareholders of the Company as to an aggregate of 586,758 Shares owned by them, pursuant to which those shareholders have, among other things, agreed to tender their Shares pursuant to the Offer and have granted Parent an option to purchase, subject to certain conditions, all such Shares at a price of $18.00 per Share in cash. Parent has assigned its rights under the Stock Option Agreement and the Voting and Option Agreement to the Purchaser. If the Purchaser were to exercise the options to purchase the Shares subject to the Stock Option Agreement and the Voting and Option Agreement, the Purchaser believes the Minimum Condition would be satisfied if 3,655,352 Shares were validly tendered and not properly withdrawn prior to the expiration of the Offer.

   The Merger Agreement provides that promptly following the purchase of and payment for a number of Shares that satisfies the Minimum Condition, Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of

   o the total number of directors on the Company Board (giving effect to the increase in the size of such Board pursuant to the Merger Agreement), and

   o the percentage that the number of Shares beneficially owned by the Purchaser (including Shares so accepted for payment) bears to the total number of Shares then outstanding.

   The Company has agreed, upon a request of Parent, promptly either (at the election of the Company) to increase the size of the Company Board or use its best efforts to secure the resignations of such number of incumbent directors, or both, as is necessary to enable such designees of Parent to be so elected or appointed to the Company Board and, subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, to cause Parent's designees to be so elected or appointed; and at such time, the Company shall also take all action necessary to cause persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board; provided, however, that until the Effective Time, neither Parent nor the Purchaser will take any action that would cause the Company Board to include fewer than two members who are "Continuing Directors". "Continuing Directors" are defined in the Merger Agreement as (i) any member of the Company Board who was a director as of the date of the Merger Agreement; (ii) from and after his election to the Company Board, Jerald D. Bidlack;

or (iii) any successor of a Continuing Director who is (a) unaffiliated with, and not a designee or nominee of, Parent or the Purchaser, and (b) recommended to succeed a Continuing Director by a majority of the Continuing Directors then on the Company Board. See Section 11 -- "The Merger Agreement; Other Arrangements".

   The Merger is subject to the satisfaction or waiver of certain conditions, including, if required under applicable law, the approval and adoption of the Merger Agreement by the affirmative vote of the holders of at least two-thirds of the outstanding Shares. If the Purchaser obtains a number of Shares in the Offer, which together with the Shares owned by Parent and the Purchaser, constitutes 90% or more of the outstanding Shares on a fully diluted basis, the Purchaser will effect the Merger pursuant to the short-form merger provisions of the NYBCL without obtaining the approval of any other shareholder of the Company. See Section 16 -- "Certain Legal Matters; Regulatory Approvals". If the Minimum Condition is satisfied, the Purchaser would have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of the Company. The Company has agreed, if required, to cause a meeting of its shareholders to be held following consummation of the Offer for the purposes of considering and taking action upon the approval and adoption of the Merger Agreement. Parent and the Purchaser have agreed to vote the Shares purchased in the Offer in favor of the approval and adoption of the Merger Agreement. See Section 11 -- "The Merger Agreement; Other Arrangements".

   THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT YOU SHOULD READ CAREFULLY BEFORE YOU MAKE ANY DECISION WITH RESPECT TO THE OFFER.

                                  THE OFFER

1. TERMS OF THE OFFER.

   Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered and not properly withdrawn on or prior to the Expiration Date. The term "Expiration Date" means 12:00 midnight, New York City time, on Friday, January 19, 2001, unless the Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open. In that event, the term "Expiration Date" means the latest time and date on which the Offer, as so extended (other than any extension with respect to the Subsequent Offering Period described below), expires.

   The Offer is conditioned upon the satisfaction of the Minimum Condition, the expiration or termination of any applicable waiting period under the HSR Act, and the other conditions set forth in Section 15 of this Offer to Purchase. Subject to the provisions of the Merger Agreement, the Purchaser may waive any or all of the conditions to its obligation to purchase Shares pursuant to the Offer. If on the date of the expiration of the initial offering period or any subsequent offering period any or all of the conditions to the Offer have not been satisfied or waived, subject to the provisions of the Merger Agreement, the Purchaser may elect to

   o terminate the Offer and return all tendered Shares to tendering shareholders,

   o waive all of the unsatisfied conditions and, subject to any required extension, purchase all Shares validly tendered by the date of the expiration of the initial offering period and not properly withdrawn, or

   o extend the Offer and, subject to the rights of shareholders to withdraw Shares until the new Expiration Date, retain the Shares that have been tendered until the expiration of the Offer as extended.

   The Purchaser will not make any change to the Offer without the prior written consent of the Company that

   o     decreases the Offer Price,

   o     reduces the number of Shares to be purchased in the Offer,

   o     changes the form of consideration to be paid in the Offer,

   o     modifies or amends any of the conditions to the Offer set forth in
         Section 15 of this Offer to Purchase in any manner adverse to the holders of the Shares,

   o imposes conditions to the Offer in addition to the conditions set forth in Section 15 of this Offer to Purchase, or

   o     except as provided in the Merger Agreement, extends the Offer.

   The Purchaser

   o may extend the Offer beyond the scheduled expiration of the initial offering period from time to time, with or without the Company's consent, if at that date any of the conditions to the Purchaser's obligation to accept for payment and to pay for the Shares are not satisfied or waived, or

   o may extend the Offer for any period required by any rule, regulation or interpretation of the Securities and Exchange Commission (the "SEC") or its staff applicable to the Offer, other than Rule 14e-5 under the Exchange Act, with or without the Company's consent.

   Pursuant to Rule 14d-11 under the Exchange Act, the Purchaser may, subject to certain conditions, provide a subsequent offering period following the expiration of the Offer on the Expiration Date (a "Subsequent Offering Period"). A Subsequent Offering Period is an additional period of time from three business days to 20 business days in length, beginning after the Purchaser purchases Shares tendered in the Offer, during which shareholders may tender, but not withdraw, their Shares and receive the Offer Price.

   The Purchaser may or may not provide a Subsequent Offering Period following the Purchaser's acceptance for payment of Shares in the Offer. If at the end of the initial offering period, the number of Shares tendered in the Offer and not properly withdrawn, which together with the Shares owned by Parent and the Purchaser, constitutes less than 90% of the Company's outstanding Shares on a fully diluted basis, the Purchaser may provide for a Subsequent Offering Period. Pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. During a Subsequent Offering Period, the Purchaser will promptly purchase and pay for all Shares tendered at the same price paid in the Offer.

   Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, the Purchaser also expressly reserves the right, in its sole discretion, at any time or from time to time,

   o to terminate the Offer if any of the conditions set forth in Section 15 of this Offer to Purchase have not been satisfied, and

   o to waive any condition to the Offer or otherwise amend the Offer in any respect, in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof.

   If the Purchaser accepts for payment any Shares pursuant to the Offer, it will accept for payment all Shares validly tendered prior to the date of the expiration of the initial offering period or any Subsequent Offering Period and not properly withdrawn, and will promptly pay for all Shares so accepted for payment.

   The Purchaser will publicly announce any extension, delay, termination, waiver or amendment as promptly as practicable. The Purchaser will announce any extension no later than 9:00 a.m., New York City time, on the next business day after the date of the expiration of the initial offering period or any Subsequent Offering Period in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including, without limitation, Rules 14d-4(d) and 14d-6(c) under the Exchange Act which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

   If the Purchaser extends the Offer or if the Purchaser is delayed in its acceptance for payment of or payment for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchaser, and these Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described under Section 4 -- "Withdrawal Rights". However, the ability of the Purchaser to delay the payment for Shares that the Purchaser has accepted for payment is limited by (i) Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of such bidder's offer, unless such bidder elects to offer a Subsequent Offering Period and pay for Shares tendered during the Subsequent Offering Period in accordance with Rule 14d-11 under the Exchange Act and
(ii) the terms of the Merger Agreement, which require that the Purchaser pay for Shares that are tendered pursuant to the Offer as soon as practicable after the Offer.

   If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought, or inclusion of or changes to a dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC's view, an offer should remain open for a minimum of five business days from the date on which the material change is first published, sent or given to shareholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow for adequate dissemination and investor response. Accordingly, if, prior to the date of the expiration of the initial offering period or any Subsequent Offering Period, the Purchaser decreases the number of Shares being sought (which the Purchaser is not permitted to do without the Company's consent under the Merger Agreement) or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to shareholders, the Offer will be extended at least until the expiration of such tenth business day. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time, of such day.

   The Company has provided the Purchaser with the Company's shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

   Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn pursuant to the Offer as soon as it is permitted to do so under applicable law. Subject to the Merger Agreement and compliance with Rule 14e-1(c) under the Exchange Act, the Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 16 -- "Certain Legal Matters; Regulatory Approvals".

   In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of

   o the certificates evidencing such Shares (the "Share Certificates") or confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in Section 3 of this Offer to Purchase,

   o a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined below) in lieu of the Letter of Transmittal, and

   o     any other documents required by the Letter of Transmittal.

   For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares. Payment for Shares so accepted will be made by the deposit of the Offer Price for those Shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering shareholders. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or the Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights under Section 1 of this Offer to Purchase, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering shareholders are entitled to withdrawal rights as described in Section 4 of this Offer to Purchase, and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest be paid on the Offer Price, regardless of any delay in making such payment.

   If any tendered Shares are not accepted for payment for any reason or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

   The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to purchase all or any portion of the Shares tendered pursuant to the Offer. Any such transaction or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3. PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES.

   VALID TENDERS. In order for Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either

   (1) the Share Certificates representing tendered Shares must be received by the Depositary or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or

   (2) the tendering shareholder must comply with the guaranteed delivery procedures described below.

   The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the

Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

   BOOK ENTRY TRANSFER. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility,

   (1) a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or

   (2) the tendering shareholder must comply with the guaranteed delivery procedures described below.

   DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

   SIGNATURE GUARANTEES. No signature guarantee is required on the Letter of Transmittal (1) if the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith, unless that holder has completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal, or (2) if the Shares are tendered for the account of a firm that is participating in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each an "Eligible Institution" and collectively "Eligible Institutions"). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

   If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in the name of, a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on the Share Certificate or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

   GUARANTEED DELIVERY. If a shareholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such shareholder's Shares are not immediately available, or such shareholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

   (1)     the tender is made by or through an Eligible Institution,

   (2) the Depositary receives, prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Purchaser, and

   (3) the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer, together with the properly completed and duly executed Letter of Transmittal (or a facsimile thereof) with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal are received by the Depositary within three New York Stock Exchange trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the New York Stock Exchange is open for business.

   The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

   In all cases, Shares will not be deemed validly tendered unless the Depositary receives a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal.

   The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering shareholder. The delivery will be deemed made only when the documents are actually received by the Depositary (including in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

   DETERMINATION OF VALIDITY. The Purchaser will determine, in its sole discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares and its determination shall be final and binding on all parties. The Purchaser reserves the absolute right to reject any and all tenders that it determines are not in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of the Purchaser. None of the Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

   OTHER REQUIREMENTS. By executing the Letter of Transmittal as set forth above, a tendering shareholder irrevocably appoints designees of the Purchaser as such shareholder's proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and accepted for payment by the Purchaser (including with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior proxies given by such shareholder with respect to such Shares (and such other Shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent be executed by such shareholder (and, if given or executed, will not be deemed to be effective). The designees of the Purchaser will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such shareholder as they in their sole discretion may deem proper at any annual, special or adjourned meeting of the Company's shareholders, action by written consent in lieu of any such meeting or otherwise. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, the Purchaser must be able to exercise full voting rights with respect to such Shares immediately upon the Purchaser's payment for such Shares.

   The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder's acceptance of the Offer, as well as the tendering shareholder's representation and warranty that such shareholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. The Purchaser's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and the Purchaser upon the terms and subject to the conditions of the Offer.

   BACKUP WITHHOLDING. Under the "backup withholding" provisions of United States federal income tax law, the Depositary may be required to withhold 31% of the amount of any payments pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to payments of the Offer Price to certain shareholders for Shares purchased pursuant to the Offer, each such shareholder must provide the Depositary with such shareholder's correct taxpayer identification number ("TIN") and certify that such shareholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. Certain shareholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. If a shareholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the shareholder and payment of cash to the shareholder pursuant to the Offer may be subject to backup withholding. All shareholders surrendering Shares should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Non-corporate foreign shareholders should complete and sign a Form W-8, Certificate of Foreign Status (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. See Instruction 8 of the Letter of Transmittal.

4. WITHDRAWAL RIGHTS.

   Tenders of Shares made pursuant to the Offer are irrevocable, except that such Shares may be withdrawn at any time prior to the Expiration Date. No withdrawal rights will apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See
Section 1 -- "Terms of the Offer".

   For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any notice of withdrawal must specify the name, address and taxpayer identification number of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates representing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 -- "Procedures for Accepting the Offer and Tendering Shares", any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

   If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares, or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and those Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in this Section.

   Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date or during any Subsequent Offering Period by following one of the procedures described in Section 3 -- "Procedures for Accepting the Offer and Tendering Shares".

   All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion. That determination will be final and binding. None of the Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.

   The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to the Company's shareholders whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to the Company's shareholders. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing, proposed and temporary regulations promulgated under the Code and administrative and judicial interpretations of the Code, all of which are subject to change, possibly with a retroactive effect. The discussion applies only to the Company's shareholders in whose hands Shares are capital assets within the meaning of Section 1221 of the Code and who do not own directly or through attribution 50% or more of the stock of Parent. This discussion does not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to certain types of shareholders (such as insurance companies, tax-exempt organizations, financial institutions and broker-dealers) who may be subject to special rules. This discussion does not discuss the United States federal income tax consequences to any Company shareholder who, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, nor does it consider the effect of any foreign, state or local tax laws.

   Because individual circumstances may differ, each shareholder should consult his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax, and any state, local and foreign tax laws and of changes in such laws.

   The payment for Shares tendered in the Offer or the exchange of Shares for cash pursuant to the Merger will be a taxable transaction for United States federal income tax purposes and likely will be for state, local and foreign income tax purposes as well. In general, a shareholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the shareholder's adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a shareholder's holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Capital gains recognized by an individual upon a disposition of Shares that have been held for more than one year generally will be subject to a maximum United States federal income tax rate of 20% or, in the case of Shares that have been held for one year or less, will be subject to tax at ordinary income tax rates. If an individual is subject to the "alternative minimum tax," long-term capital gain can be subjected to a 28% maximum United States federal income tax rate. Certain limitations apply to the use of a shareholder's capital losses.

   A shareholder whose Shares are purchased in the Offer or exchanged pursuant to the Merger may be subject to 31% backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 -- "Procedures for Accepting the Offer and Tendering Shares".

6. PRICE RANGE OF SHARES; DIVIDENDS.

   The Shares have traded on NASDAQ under the symbol "DETC". The following table sets forth, for the periods indicated, the high and low closing sale prices per Share. No dividends were paid to shareholders for the periods indicated. Share prices are as reported on NASDAQ based on published financial sources.

                                                   HIGH       LOW
                                                --------- ---------
Fiscal Year 2001:
 First Quarter.................................  $10.750    $8.750
 Second Quarter ...............................  $10.563    $8.625
 Third Quarter (through December 19, 2000).....  $17.813    $8.563

Fiscal Year 2000:
 First Quarter ................................  $ 9.125    $7.125
 Second Quarter ...............................  $10.500    $7.813
 Third Quarter ................................  $10.438    $8.750
 Fourth Quarter ...............................  $13.000    $9.438

Fiscal Year 1999:
 First Quarter ................................  $12.125    $8.813
 Second Quarter ...............................  $10.500    $8.125
 Third Quarter.................................  $11.875    $8.625
 Fourth Quarter................................  $10.500    $8.000

   On December 8, 2000, the last full day of trading before the public announcement of the execution of the Merger Agreement, the closing sale price of the Shares on NASDAQ was $13.00 per Share. On December 19, 2000, the last full day of trading before the commencement of the Offer, the closing sale price of the Shares on NASDAQ was $17.813 per Share. Shareholders are urged to obtain a current market quotation for the Shares.

7. CERTAIN INFORMATION CONCERNING THE COMPANY.

   GENERAL. The Company is a New York corporation with its principal offices located at 130 Perinton Parkway, Fairport, New York 14450. The Company's telephone number is (716) 223-4060. The Company is a leading supplier of equipment to the electronic protection industry. The Company designs, manufactures and markets electronic detection, control and communication equipment for security, fire protection, access control and closed circuit television (CCTV) applications, offering products primarily for the commercial and mid-to high-end residential portions of the market. The Company operates 36 offices in 14 countries. As of the end of the 2000 fiscal year, the Company directly or indirectly employed approximately 1,200 persons worldwide.

   AVAILABLE INFORMATION. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the SEC's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Company's filings are also available to the public on the SEC's Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

   SUMMARY FINANCIAL INFORMATION. Set forth below is selected consolidated financial information with respect to the Company, excerpted or derived from the Company's annual report on Form 10-K for the fiscal year ended March 31, 2000 (the "Company 10-K") and the Company's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2000 (the "Company 10-Q"), each as filed with the SEC pursuant to the Exchange Act. Parent and the Purchaser make no representation as to the accuracy of such financial information. More comprehensive financial information is included in the Company 10-K, the Company 10-Q, and other documents filed by the Company with the SEC, including the financial information and related notes contained therein. Such reports and other documents may be examined and copies may be obtained from the SEC in the manner set forth above.

                           DETECTION SYSTEMS, INC.
                          CONSOLIDATED BALANCE SHEET
                    (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                     FOR FISCAL YEAR ENDED               FOR SIX MONTHS ENDED
                                 ------------------------------ --------------------------------------
ASSETS                           MARCH 31, 2000  MARCH 31, 1999 SEPTEMBER 30, 2000  SEPTEMBER 30, 1999
                                 -------------- --------------  ------------------ ------------------
Current Assets:
 Cash and cash equivalents  ....     $ 7,799        $ 4,414          $  1,966            $10,980
 Accounts receivable (less
  allowance for doubtful
  accounts)($1,020, $1,006,
  $959 and $1,052,
  respectively).................     $22,505        $20,916          $ 24,507            $24,069
 Inventories, net ..............     $32,594        $37,762          $ 41,429            $30,034
 Other current assets ..........     $ 5,822        $ 3,249          $  5,866            $ 3,673
  Total current assets .........     $68,720        $66,341          $ 73,768            $68,756
Fixed assets, net ..............     $12,565        $12,420          $ 12,781            $12,749
Goodwill, net ..................     $ 9,169        $ 9,381          $  8,822            $ 9,540
Other assets ...................     $ 5,164        $ 4,670          $  5,406            $ 5,387
  Total Assets .................     $95,618        $92,812          $100,777            $96,432

LIABILITIES

Current Liabilities:
 Short term borrowings .........     $   336        $ 1,416          $     20            $ 1,546
 Current portion of long term
  debt .........................     $   657        $   647          $    346            $ 1,919
 Accounts payable ..............     $ 9,515        $ 7,076          $ 13,186            $ 8,667
 Accrued payroll and benefits  .     $ 1,933        $ 1,863          $  1,860            $ 1,990
 Income taxes payable ..........     $ 1,703        $ 2,108          $    723            $ 1,950
 Other current liabilities  ....     $ 3,447        $ 4,134          $  3,699            $ 3,294
  Total current liabilities  ...     $17,591        $17,244          $ 19,834            $19,366
Other liabilities...............     $ 2,968        $ 2,645          $  3,008            $ 2,689
Long term debt .................     $16,595        $17,179          $ 19,565            $15,733

  Total Liabilities ............     $37,154        $37,068          $ 42,407            $37,788
SHAREHOLDERS' EQUITY
Common Stock, par value
 $.05 per share
 Authorized -24,000,000
 Issued -6,579,341, 6,562,499,
  6,579,341 and 6,578,000,
  respectively..................     $   329        $   328          $    329            $   329
Capital in excess of par value .     $43,601        $45,073          $ 43,568            $45,081
Other accumulated
 comprehensive loss ............     $  (695)       $  (310)         $ (1,660)           $  (305)
Retained earnings ..............     $17,915        $14,447          $ 19,471            $17,369
Less Treasury stock at
 cost-- 177,400, 227,404,
 251,174  and 223,657,
 respectively ..................     $(2,561)       $(3,780)         $ (3,227)           $(3,786)
Notes receivable for stock
 purchases .....................     $  (125)       $   (14)         $   (111)           $   (44)
  Total Shareholders' Equity ...     $58,464        $55,744          $ 58,370            $58,644

  Total Liabilities and
  Shareholders' Equity .........     $95,168        $92,812          $100,777            $96,432

   Except as otherwise stated in this Offer to Purchase, the information concerning the Company contained herein has been taken from or is based upon reports and other documents on file with the SEC or otherwise publicly available. Although neither the Purchaser nor Parent has any knowledge that would indicate that any statements contained herein based upon such reports and documents are untrue, neither the Purchaser nor Parent takes any responsibility for the accuracy or completeness of the information contained in such reports and other documents or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to the Purchaser or Parent.

   CERTAIN PROJECTIONS. The Company does not, as a matter of course, make public any forecasts as to its future financial performance. However, in connection with Parent's evaluation of the transactions contemplated by the Merger Agreement, the Company provided Parent with certain projected financial information concerning the Company. Such information included, among other things, the Company's projections of gross sales, net income and earnings per Share for the Company for the fiscal years 2001 through 2005. Set forth below is a summary of such projections. These projections should be read together with the financial statements of the Company that can be obtained from the SEC as described above.

                                      YEAR ENDED MARCH 31,
                              (IN THOUSANDS, EXCEPT PER SHARE DATA)

                       2001        2002       2003        2004       2005
                    ---------- ----------  ---------- ----------  ----------
Revenue............  $142,003    $163,323   $192,711    $226,524   $265,029
Net Income.........  $  4,931    $  9,742   $ 13,198    $ 15,993   $ 19,311
Earnings Per Share.  $   0.72    $   1.41   $   1.90    $   2.28   $   2.74

   It is the understanding of Parent and the Purchaser that the above projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts and are included herein only because such information was provided to Parent and the Purchaser in connection with its evaluation of a business combination transaction. The projections do not purport to present operations in accordance with generally accepted accounting principles, and the Company's independent auditors have not examined or compiled the projections presented herein and accordingly assume no responsibility for them. These forward-looking statements (as that term is defined in the Private Securities Litigation Reform Act of 1995) are subject to certain risks and uncertainties that could cause actual results to differ materially from the projections. The Company has advised Parent and the Purchaser that its internal financial forecasts (upon which the projections provided to Parent were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments. The projections also reflect numerous assumptions (not all of which were provided to Parent and the Purchaser), all made by management of the Company, with respect to industry performance, general business, economic, market and financial conditions and other matters, including effective tax rates consistent with historical levels for the Company, all of which are difficult to predict, many of which are beyond the Company's control, and none of which is subject to approval by Parent or the Purchaser. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate. It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections. The inclusion of the projections herein should not be regarded as an indication that any of Parent, the Purchaser, the Company or their respective affiliates or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. None of Parent, the Purchaser, the Company or any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of the Company compared to the information contained in the projections, and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error. The safe harbor for forward-looking statements provided for under the Private Securities Litigation Reform Act of 1995 does not apply to forward-looking statements that are made in connection with a tender offer, including the Offer.

8. CERTAIN INFORMATION CONCERNING PARENT AND THE PURCHASER.

   Parent is a limited liability company organized under the laws of Germany, with principal offices located at Robert Bosch Platz 1, 70839 Gerlingen Schillerhoehe, Germany. The telephone number of Parent is 011 49 711-811-0. Parent is a diversified company with global operations in the automotive equipment, consumer products, communications equipment and capital goods sectors. Parent and its affiliates had approximately 190,000 employees worldwide as of December 31, 1999.

   The Purchaser is a New York corporation with its principal offices located at c/o Coudert Brothers, 1114 Avenue of the Americas, New York, New York 10036. The Purchaser's telephone number is (708) 865-5667. The Purchaser is a wholly owned subsidiary of Parent. The Purchaser has not carried on any activities other than in connection with the Merger Agreement.

   The name, citizenship, business address, business phone number, principal occupation or employment and five-year employment history for each of the directors and executive officers of Parent and the Purchaser and certain other information are set forth in Schedule I to this Offer to Purchase.

   Except as described in this Offer to Purchase or in Schedule I to this Offer to Purchase, none of Parent, the Purchaser nor, to the best knowledge of Parent and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or the Purchaser or any of the persons so listed,

   o beneficially owns or has any right to acquire, directly or indirectly, any Shares, or

   o  has effected any transaction in the Shares during the past 60 days.

   Except as provided in the Merger Agreement, the Stock Option Agreement and the Voting and Option Agreement, or as otherwise described in this Offer to Purchase, none of Parent, the Purchaser nor, to the best knowledge of Parent and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

   Except as set forth in this Offer to Purchase, none of Parent, the Purchaser nor, to the best knowledge of Parent and the Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

9. SOURCE AND AMOUNT OF FUNDS.

   The total amount of funds required by the Purchaser to purchase Shares pursuant to the Offer and the Merger is estimated to be approximately $125 million plus any transaction related fees and expenses. The Purchaser will obtain such funds from Parent. Parent will obtain the funds required for these transactions from available cash on hand.

10. BACKGROUND OF THE OFFER; PAST CONTACTS OR NEGOTIATIONS WITH THE COMPANY.

   Parent believes that the rapid consolidation in the security products industry in recent years, both within the United States and overseas, has made it more difficult for suppliers that are not truly global to compete effectively. Parent's objective has been to expand its activities in this industry and to become a global supplier of security products. Accordingly, over the past several years, Parent has had discussions with several manufacturers of security products regarding various possible business combination transactions. These discussions included intermittent contacts with senior management of the Company starting as early as 1997. No proposals for any specific transaction with the Company resulted from these contacts.

   In the first four months of 1999, Parent had extensive discussions with a U.S. manufacturer of security products concerning a possible acquisition and submitted a formal offer to the company's financial advisors. Parent's offer was not accepted and the company was acquired by another bidder.

   On May 21, 1999, George Broady, Chairman and Chief Executive Officer of Ultrak, Inc. ("Ultrak"), a substantial shareholder of the Company, contacted Mr. Uwe Glock, President of the Security Systems Division of Bosch Telecom GmbH, a wholly owned subsidiary of Parent, to discuss Parent's interest in acquiring either the Company itself or the Company shares held by Ultrak. Mr. Glock expressed an interest in investigating the Company's business in more detail.

   On June 22, 1999, Mr. Glock, together with Peter Ribinski, Director of Engineering and Manufacturing of the Security Systems Division of Bosch Telecom, and Mr. Broady, visited the headquarters of the Company in Fairport, New York and attended a presentation by the Company's executives on the Company's product portfolio, worldwide distribution arrangements and the Fairport facility operations. David Lederer, Executive Vice President of the Company, and Jeffrey Swan, Vice President-Engineering of the Company, visited Bosch Telecom's Security Systems Division facility in Ottobrunn, Germany on July 19, 1999 and attended a presentation regarding Bosch's security product portfolio. Messrs. Glock and Ribinski, together with Diethelm Harenberg, Senior Vice President of the Security Systems Division of Bosch Telecom, made another visit to the Company's headquarters on August 4 and 5, 1999, for a presentation by the Company's executives generally similar in scope to the June 22 presentation. On August 9 through 11, 1999 Mr. Ribinski visited the Company's subcontract manufacturing facility in Zhuhai, China.

   Following the August meetings, together with representatives of its financial advisor, Arnhold and S. Bleichroeder, Inc. ("ASB"), and representatives of its U.S. legal counsel, Coudert Brothers ("Coudert"), Parent engaged in additional investigation of the Company and its business based on publicly available materials. As a result of that investigation, Parent determined that the possibility of acquiring the Company should be pursued further.

   On November 5, 1999, Messrs. Glock and Harenberg, together with David Basner of ASB and Dieter Berg, General Counsel of Parent, met with Karl Kostusiak, Chairman and Chief Executive Officer of the Company, at ASB's offices in New York. At the meeting, Messrs. Glock and Harenberg informed Mr. Kostusiak of Parent's interest in acquiring the Company. Mr. Basner contacted Mr. Kostusiak by telephone on November 9, 1999 and again expressed Parent's interest in acquiring the Company. On November 12, 1999 Messrs. Kostusiak and Basner had another telephone conversation on the same subject.

   Since Parent remained interested in pursuing a transaction with the Company, Mr. Basner telephoned Mr. Kostusiak on December 1, 1999 and advised him of Parent's continuing interest. At the request of Mr. Kostusiak, Donald Adair, a member of the Company Board, joined the telephone call. On December 2, 1999 Mr. Kostusiak telephoned Mr. Basner. In that telephone call, Mr. Kostusiak said he had discussed Parent's interest with the Company Board members, and that the Board's view was that the Company was not for sale. Mr. Kotusiak suggested to Mr. Basner that Parent consider acquiring the Company shares held by Ultrak.

   Parent then considered and rejected various possible courses of action, including the acquisition of a minority stake in the Company through purchase of the shares held by Ultrak, public announcement of its interest in acquiring the Company, or commencement of a tender offer without the approval of the Company Board.

   By letter dated February 7, 2000 Messrs. Glock and Harenberg informed Mr. Kostusiak that Parent remained interested in acquiring the Company on a friendly, negotiated basis and that, based only upon publicly available information and subject to further due diligence investigation, Parent valued the Company at $14.00 per share. In response to the letter, Mr. Kostusiak advised Mr. Basner by telephone on February 21, 2000 that the Company was not interested in discussing a 100% acquisition.

   On February 25, 2000, Messrs. Glock, Basner and Berg, together with Martin Seiffert of the Controlling and Planning Department of Parent, met with Mr. Kostusiak at ASB's offices in New York to discuss the feasibility of combining the manufacturing business of the Security Systems Division of Bosch Telecom with the Company's business in a transaction in which Bosch Telecom would obtain control of the Company. After internal review Parent determined that this transaction structure was not feasible.

   Mr. Glock renewed his telephone contacts with Mr. Kostusiak in April 2000 and, in several telephone calls, they discussed possible transaction structures other than a 100% acquisition. Parent gave further consideration to alternative structures.

   On May 2 and 3, 2000 Messrs. Glock and Basner met with Mr. Kostusiak at the Company's headquarters in Fairport and attended an updated presentation regarding the Company's product portfolio. During this visit, Messrs. Glock, Basner and Kostusiak discussed the possibility of Parent's acquiring an interest in the Company of approximately 55 to 60%, with the Company remaining a publicly traded corporation. Following this meeting, Parent gave further consideration to a majority acquisition, but decided not to pursue this approach since Parent believed majority ownership of a publicly traded affiliate would be a cumbersome and undesirable structure.

   Parent remained interested in pursuing a 100% acquisition of the Company on a negotiated basis. By letter dated September 23, 2000 (transmitted on September 25, 2000) to the Company Board, Messrs. Harenberg and Glock advised the Company Board that Parent was prepared to pay $14.00 in cash per share, based on publicly available information, and that the price might be adjusted as a result of further due diligence investigation. The proposal by its terms remained open until October 6, 2000.

   On October 4, 2000 George Holder and Michael Papile of Fleet Securities, financial advisors to the Company, telephoned Mr. Basner to discuss Parent's proposal. The Company advised Parent on October 13, 2000 that Parent's proposal had been rejected by the Company Board on the grounds that the price did not represent fair value for the Company and that the proposal was not in the best interests of the Company's shareholders. Parent then considered the merits of various alternative courses of action, including submission of a new proposal at a higher price per share, commencement of a hostile tender offer, deferring any further action until the outcome of the proxy contest which had been commenced by Ultrak was known, and/or acquiring Company shares in the open market. Parent elected to begin acquiring shares in the open market, and began doing so on October 25, 2000. Between October 25 and November 10, 2000 Parent acquired 197,900 Company shares.

   On November 6, 2000, Mr. Kostusiak advised Mr. Glock that the Company would be willing to consider acquisition proposals pursuant to a process to be supervised by Fleet Securities. On November 11, 2000 Parent and the Company entered into a Confidentiality Agreement, which included an agreement that Parent would not acquire any additional shares of the Company prior to the close of business on December 19, 2000 (or any later date to which the Company's annual shareholders' meeting was properly adjourned).

   On November 14 and 15, 2000 representatives of Parent, ASB, Coudert and Parent's accounting advisor, Arthur Andersen LLP, conducted customary business, financial and legal due diligence investigations at the Company's headquarters in Fairport, NY. This investigation included meetings with Messrs. Kostusiak, Lederer and Swan, and with Frank Ryan, Vice President, Secretary and Treasurer of the Company, and Christopher Gerace, Vice President Chief Accounting Officer of the Company, as well as telephone conferences with George Behlke, Vice President and General Manager-Asia of the Company. Parent's due diligence investigation continued in the following weeks, with a visit by Mr. Glock to the Company's facility in the United Kingdom on November 24, and visits by Messrs. Harenberg and Ribinski and Siegfried Dais, a member of the Board of Management of Parent, to the Zhuhai factory and the Company's headquarters during the period December 1-4, 2000.

   In accordance with the process established by Fleet Securities to review various interested parties' proposals, Parent submitted an offer letter on December 6, 2000 for acquisition of 100% of the shares of the Company at a price of $17.00 per share in cash, together with a proposed mark-up of the draft Merger Agreement prepared by counsel for the Company. On December 8, 2000, in response to a request from Fleet Securities to all bidders for their last and best offers, Parent revised its offer to $18.00 per share in cash.

   On December 9, Fleet Securities advised ASB that the Company Board had selected Parent as the bidder with whom the Company would be willing to enter into final negotiations. The negotiations commenced on the morning of December 10 and were substantially completed by that evening. On the evening of December 10, the Company Board met by telephone and, after the delivery by Fleet Securities of its written opinion that the cash consideration to be paid in the Offer and the Merger was fair to the shareholders of the Company (other than Parent, the Purchaser or their affiliates) from a financial point of view, the Company Board unanimously approved the transactions contemplated by the Merger Agreement. The Merger Agreement was executed shortly thereafter. The Purchaser was incorporated in New York on December 11 and became a party to the Merger Agreement on December 13.

11. THE MERGER AGREEMENT; OTHER ARRANGEMENTS.

   THE MERGER AGREEMENT

   The following is a summary of the material provisions of the Merger Agreement, a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO filed by Parent and the Purchaser pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act with the SEC in connection with the Offer (the "Schedule TO"). The summary is qualified in its entirety by reference to the Merger Agreement, which is deemed to be incorporated by reference in this Offer to Purchase. Capitalized terms used in this Offer to Purchase and not otherwise defined have the meanings ascribed to them in the Merger Agreement.

   THE OFFER. The Merger Agreement provides for the making of the Offer. The obligation of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition, the expiration or termination of any applicable waiting period under the HSR Act, and certain other conditions that are described in Section 15.

   DIRECTORS. The Merger Agreement provides that promptly following the purchase of and payment for a number of Shares that satisfies the Minimum Condition, Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board is equal to the product of

   o the total number of directors on the Company Board (giving effect to the increase in the size of such Board pursuant to the Merger Agreement), and

   o the percentage that the number of Shares beneficially owned by Purchaser (including Shares so accepted for payment) bears to the total number of Shares then outstanding.

The Company has agreed, upon a request of the Parent, promptly either (at the election of the Company) to increase the size of the Company Board or use its best efforts to secure the resignations of such number of incumbent directors, or both, as is necessary to enable such designees of Parent to be so elected or appointed to the Company Board and, subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, to cause Parent's designees to be so elected or appointed; and at such time, the Company shall also take all action necessary to cause persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board; provided, however, that until the Effective Time, neither Parent nor Purchaser will take any action that would cause the Company Board to include fewer than two members who are Continuing Directors.

   Following the election of Parent's designees to the Company Board (a) any amendment or modification of the Merger Agreement by the Company, (b) any amendment to the Company's Certificate of Incorporation or Bylaws inconsistent with the Merger Agreement, (c) any termination of the Merger Agreement by the Company, (d) any extension or waiver by the Company of the time for the performance of any of the obligations of Parent or the Purchaser under the Merger Agreement or (e) any waiver of any of the Company's rights under the Merger Agreement, may be effected only by the action of a majority of the Continuing Directors of the Company.

   THE MERGER. The Merger Agreement provides that no later than two business days after the satisfaction or waiver of each of the conditions to the Merger set forth in the Merger Agreement, the Purchaser will be merged with and into the Company. Following the Merger, the separate existence of the Purchaser will cease, and the Company will continue as the Surviving Corporation, wholly owned by Parent.

   If required by the NYBCL, the Company will call and hold a meeting of its shareholders following consummation of the Offer for the purpose of voting upon the approval of the Merger Agreement. At any such meeting all Shares then owned by Parent or the Purchaser or any other subsidiary of Parent will be voted in favor of approval of the Merger Agreement. Under the NYBCL, Parent may cause the Purchaser to merge with and into the Company without a vote of the Company's remaining shareholders if the Purchaser owns at least 90% of the outstanding Shares. Consequently, if the number of Shares tendered in the Offer and not properly withdrawn, which, together with the Shares owned by Parent and the Purchaser, constitutes 90% or more of the outstanding Shares on a fully diluted basis, Parent intends to immediately effect the Merger. Pursuant to the Merger Agreement, each Share outstanding at the Effective Time (other than Shares owned by Parent or any of its subsidiaries or by the Company or any of its subsidiaries, all of which will be cancelled and other than Shares that are held by shareholders, if any, who properly exercise their appraisal rights under the NYBCL) will be converted into the right to receive the Merger Consideration. Shareholders who perfect their appraisal rights under the NYBCL will be entitled to the amounts determined pursuant to judicial determination. See Section 17--"Appraisal Rights".

   REPRESENTATIONS AND WARRANTIES. Pursuant to the Merger Agreement, the Company has made customary representations and warranties to Parent and the Purchaser, including but not limited to representations relating to corporate existence and power; capital structure; corporate authorizations; subsidiaries; SEC filings; financial statements; absence of certain changes (including any material adverse effect on the business, results of operations, or financial condition of the Company); employee benefit plans; ERISA; government authorizations; litigation; compliance with laws; labor matters; environmental matters; taxes; intellectual property; accuracy of certain disclosures to be made in connection with preparation of the Offer documents; the opinion of the Company's financial advisor; and brokers.

   Certain representations and warranties in the Merger Agreement made by the Company and Parent are qualified as to "materiality" or "Material Adverse Effect". For purposes of the Merger Agreement and this Offer to Purchase, the term "Material Adverse Effect" generally means any change or effect (or any development that, in so far as can be reasonably foreseen, is likely to result in any change or effect) that is materially adverse to the business, properties, assets, prospects, financial condition or results of operations of such party and its subsidiaries taken as a whole.

   Pursuant to the Merger Agreement, Parent and the Purchaser have made customary representations and warranties to the Company, including representations relating to their corporate existence and power; good standing; corporate authority; corporate authorizations; the accuracy of certain disclosures to be made in connection with preparation of the Offer documents; their ability to finance the Offer and the Merger; and brokers.

   COVENANTS. The Merger Agreement contains various covenants of the parties thereto. A description of certain of these covenants is set forth below.

   The Merger Agreement provides that, prior to the time the designees of Parent have been elected or appointed to, and shall constitute a majority of, the Company Board, or the Merger Agreement is terminated, the Company:

   o will, and will cause each of its Subsidiaries to, (A) carry on their respective businesses in the ordinary course; (B) confer at such times as Parent may reasonably request with one or more representatives of Parent to report material operational matters and the general status of ongoing operations;

   o will not, and will not permit any of its Subsidiaries to, directly or indirectly, amend its certificate of incorporation or by-laws or similar organizational documents;

   o will not, and will not permit any of its subsidiaries to, (A)(i) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to the Company's capital stock or that of its Subsidiaries, except that a wholly-owned Subsidiary of the Company may declare and pay a dividend or make advances to its parent or the Company or (ii) redeem, purchase or otherwise acquire directly or indirectly any of the Company's capital stock or that of its Subsidiaries; (B) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its Subsidiaries, other than Shares issued upon the exercise of Options outstanding on the date of the Merger Agreement in accordance with the Option Plans as in effect on the date of the Merger Agreement; or (C) split, combine or reclassify the outstanding capital stock of the Company or of any of the Subsidiaries of the Company;

   o will not, and will not permit it subsidiaries to, except as permitted by the Merger Agreement, to acquire or agree to acquire (A) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof (including entities which are Subsidiaries of the Company or any of the Company's Subsidiaries) or (B) any assets, including real estate, except purchases in the ordinary course of business consistent with past practice;

   o will not, and will not permit its Subsidiaries to, except in the ordinary course of business and except as otherwise permitted by the Merger Agreement, to amend or to terminate any Company Material Contract where such amendment or termination would have a Material Adverse Effect on the Company, or waive, release or assign any material rights or claims;

   o will not, and will not permit its subsidiaries to, transfer, lease, license, sell, mortgage, pledge, dispose of or encumber any property or assets other than in the ordinary course of business and consistent with past practice;

   o will not, and will not permit its Subsidiaries to, (A) enter into any employment or severance agreement with or grant any severance or termination pay to any officer, director or key employee of the Company or any its Subsidiaries; or (B) hire or agree to hire any new or additional executives or senior officers;

   o will not, and will not permit its Subsidiaries to, except in the ordinary course of business and except as required to comply with applicable Law or contracts disclosed in the Company's SEC Documents or otherwise disclosed to Parent or expressly provided in the Merger Agreement, to (A) adopt, enter into, terminate, amend or increase the amount or accelerate the payment or vesting of any benefit or award or amount payable under any Benefit Plan or other arrangement for the current or future benefit or welfare of any director, officer or current or former employee, except to the extent necessary to coordinate any such Benefit Plans with the terms of the Merger Agreement, (B) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee,
      (C) pay any benefit not provided for under any Benefit Plan, (D) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or Benefit Plan (including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any Benefit Plans or agreements or awards made thereunder);

   o will not, and will not permit any of its Subsidiaries to, (A) incur or assume any long-term debt, or except in the ordinary course of business, incur or assume any short-term indebtedness in amounts not consistent with past practice; (B) materially increase its bank debt;
      (C) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except in the ordinary course of business and consistent with past practice; (D) make any loans, advances or capital contributions to, or investments in, any other Person (other than to wholly owned Subsidiaries of the Company or customary loans or advances to employees in the ordinary course of business and consistent with past practice); or (E) enter into any material commitment or transaction except in the ordinary course of business consistent with past practice;

   o will not, and will not permit any of its Subsidiaries to, change any of the accounting methods used by it unless required by GAAP;

   o will not, and will not permit its Subsidiaries to, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, in the ordinary course of business and consistent with past practice, of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company and its consolidated Subsidiaries; or, except in the ordinary course of business consistent with past practice, waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any of its Subsidiaries is a party;

   o will not, and will not permit its Subsidiaries to, enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing; and

   o will not, and will not permit its Subsidiaries to, take any action that would result in (i) any of its representations and warranties set forth in the Merger Agreement that are qualified as to materiality to become untrue, (ii) any of such representations and warranties that are not so qualified becoming untrue in any material respect or (iii) any of the conditions to the Offer not being satisfied (subject to the Company's right to take action specifically permitted under the terms of the Merger Agreement).

   ACCESS; CONFIDENTIALITY. The Merger Agreement provides that, prior to the time the designees of Parent have been elected or appointed to, and shall constitute a majority of, the Company Board or the Merger Agreement is terminated, the Company:

   o shall, and shall cause each of its Subsidiaries to, afford to the representatives of Parent reasonable access on reasonable prior notice during normal business hours, throughout the period prior to the earlier of the Effective Time or the termination of the Merger Agreement, to all of its properties, offices, employees, contracts, commitments, books and records (including but not limited to Tax Returns) and any report, schedule or other document filed or received by it pursuant to the requirements of federal or state securities laws.

   o shall, and shall cause each of its Subsidiaries to, furnish promptly to Parent such additional financial and operating data and other information as to its and its Subsidiaries' respective businesses and properties as Parent may from time to time reasonably request. Parent and the Purchaser will make all reasonable efforts to minimize any disruption to the businesses of the Company and its Subsidiaries which may result from the requests for data and information hereunder and pursuant to the terms of the Merger Agreement.

   The Merger Agreement further provides that Parent and the Company will be bound by the terms of a letter agreement dated November 11, 2000, between Parent and the Company.

   FURTHER ACTION; REASONABLE BEST EFFORTS. The Merger Agreement provides that:

   (1) Upon the terms and subject to the conditions provided in the Merger Agreement, each of Parent, the Purchaser and the Company agrees to use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary under applicable laws and regulations to consummate and make effective in the most expeditious manner practicable, the Offer and the other transactions, including, (A) the preparation and filing with the SEC of the Offer Documents, the
   Schedule 14D-9, the information required to be distributed to the shareholders of the Company pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder as is necessary so as to enable Parent's designees to be elected to the Company's Board or Directors pursuant to the terms of the Merger Agreement, the preliminary Proxy Statement and the Proxy Statement and all necessary amendments or supplements thereto; (B) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from any Governmental Entity and the making of all necessary registrations and filings (including filings with any Governmental Entity, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (C) the obtaining of all necessary consents, approvals or waivers from third parties, (D) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of any of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (E) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of the Merger Agreement.

   (2) Each of the Company, Parent and the Purchaser shall give prompt notice to the other of (i) any of their representations or warranties contained in the Merger Agreement becoming untrue or inaccurate in any respect (including receiving Knowledge of any fact, event or circumstance which may cause any representation qualified as to Knowledge to be or become untrue or inaccurate in any respect) or (ii) the failure by them to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by them under the Merger Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under the Merger Agreement.

   EMPLOYEE BENEFITS

   CURRENT OBLIGATIONS. The Merger Agreement provides that the Parent will, or will cause the Surviving Corporation to, give all Persons who are employed by the Company immediately prior to the Effective Time full credit for purposes of eligibility and vesting, under any tax-qualified employee benefit plans or arrangements maintained by Parent or the Surviving Corporation for such employees' service with Parent or the Surviving Corporation to the same extent recognized by the Company immediately prior to the Effective Time. The Merger Agreement also provides that the Parent and the Purchaser will cause the Surviving Corporation to honor obligations reflecting certain of the Company's employment, severance and retirement contracts.

   STOCK OPTIONS. The Merger Agreement provides that at or immediately prior to the Effective Time, each then outstanding option and warrant to purchase any shares of capital stock of the Company (in each case, an "Option") shall be cancelled by the Company. In consideration of such cancellation of Options with an exercise price of less than the Offer Price, the Company (or, at Parent's option, the Purchaser) shall pay to such holders of Options an amount in respect thereof equal to the product of (A) the excess, if any, of the Offer Price over the exercise price of each such Option and (B) the number of Shares previously subject to the Option immediately prior to its cancellation (such payment to be net of withholding taxes and without interest). In connection with such cancellation, the Company shall use its best efforts to obtain such consents from holders of Company Options as are required pursuant to the plans (the "Option Plans"). The Company shall take all other actions necessary and appropriate so that all stock option, other equity based plans or deferred compensation plans maintained with respect to the Shares, including, without limitation, the Option Plans, shall terminate as of the Effective Time (except for the payments to be made out of the cash assets remaining in the deferred compensation plans (including interest thereon) to be paid to the participants, at the option of the Company, either (i) in a lump sum upon termination of the plans or (ii) one-third in each of January 2002, January 2003 and January 2004) and the provisions in any other Benefit Plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company shall be deleted as of the Effective Time, and the Company shall use its best efforts to ensure that following the Effective Time no holder of an Option or any participant in any Option Plan or other Benefit Plan shall have any right thereunder to acquire any capital stock of the Company, Parent, the Purchaser or the Surviving Corporation.

   NOTIFICATION OF CERTAIN MATTERS. The Merger Agreement provides that each of the Company, Parent and the Purchaser shall give prompt notice to the other of (i) any of their representations or warranties contained in this Agreement becoming untrue or inaccurate in any respect (including receiving Knowledge of any fact, event or circumstance which may cause any representation qualified as to Knowledge to be or become untrue or inaccurate in any respect) or (ii) the failure by them to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by them under the Merger Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under the Merger Agreement.

   NO SOLICITATION. The Merger Agreement provides that

   (a) The Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize (and shall use its best efforts not to permit) any officer, director or employee of, or any investment banker, attorney or other advisor or representative of, the Company or any of its Subsidiaries to, (i) solicit or initiate, or encourage, directly or indirectly, any inquiries or the submission of, any Takeover Proposal (as defined below), (ii) participate in any discussions or negotiations regarding, or furnish to any Person any information or data with respect to or access to the properties of, or take any other action to knowingly facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal or (iii) enter into any agreement with respect to any Takeover Proposal or approve or resolve to approve any Takeover Proposal; provided, that nothing contained in the Merger Agreement prohibits the Company or the Company Board, from (i) taking and disclosing to the Company's shareholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 under the Exchange Act, or (ii) making such disclosure to the Company's shareholders as, in the good faith judgment of the Company's Board of Directors, after receiving advice from outside counsel, is required under applicable Law, provided that the Company may not, except as permitted under the Merger Agreement, withdraw or modify, or propose to withdraw or modify, its position with respect to the Offer or the Merger or approve or recommend, or propose to approve or recommend any Takeover Proposal, or enter into any agreement with respect to any Takeover Proposal. Upon execution of the Merger Agreement, the Company was required to immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. Notwithstanding the foregoing, prior to the time of acceptance of Shares for payment pursuant to the Offer, the Company may furnish information concerning its business, properties or assets to any Person or group and may negotiate and participate in discussions and negotiations with such Person or group concerning a Takeover Proposal (as defined below) if:

     (x) such Person or group has submitted a Superior Proposal (as defined below); and

     (y) the Company Board determines in good faith based on advice of outside legal counsel that such action is necessary for the Company Board to comply with its fiduciary duty under applicable Law.

The Company is then required to promptly (but in no case later than 24 hours) notify Parent of the existence of any proposal, discussion, negotiation or inquiry received by the Company regarding any Takeover Proposal, and the Company must immediately communicate to Parent the terms of any proposal, discussion, negotiation or inquiry which it may receive regarding any Takeover Proposal and the identity of the party making such proposal or inquiry or engaging in such discussion or negotiation, and must provide Parent with a copy of such proposal or inquiry, if available. The Company must promptly provide to Parent any non-public information concerning the Company provided to any other Person in connection with any Takeover Proposal which was not previously provided to Parent. The Company must keep Parent informed of the status and details of any such Takeover Proposal and of any amendments or proposed amendments to any Takeover Proposal and must promptly (but in no case later than 24 hours) notify Parent of any determination by the Company's Board of Directors that a Superior Proposal has been made.

   (b) Except as set forth in the Merger Agreement, neither the Company Board nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or the Purchaser, the approval or recommendation by the Company Board or any such committee of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Takeover Proposal or (iii) enter into any agreement with respect to any Takeover Proposal. Notwithstanding the foregoing, subject to compliance with the provisions of the Merger Agreement, if, prior to the time of acceptance for payment of Shares pursuant to the Offer, the Company Board determines in good faith, based upon the advice of outside legal counsel, that its failure to do so would constitute a breach of its fiduciary duties under applicable Law, the Company Board may withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger, approve or recommend a Superior Proposal, or enter into an agreement with respect to a Superior Proposal, in each case at any time after the fifth business day following Parent's receipt of written notice (including by facsimile) from the Company advising Parent that the Company Board has received a Superior Proposal which it intends to accept, specifying the material terms and conditions of such Superior Proposal and identifying the Person making such Superior Proposal, but only if Parent has not, within such five business days, made such adjustments to the terms and conditions of the Merger Agreement as would cause the Superior Proposal to no longer qualify as such. The Company shall promptly deliver to Parent a copy of the minutes of any meeting of the Company Board at which it determines that a Takeover Proposal is a Superior Proposal.

   "Takeover Proposal", as defined in the Merger Agreement, means any bona fide proposal or offer, whether in writing or otherwise, from any Person other than Parent, the Purchaser or any affiliates thereof (a "Third Party") to acquire beneficial ownership (as determined pursuant to Rule 13d-3 under the Exchange Act) of all or a material portion of the assets of the Company or any of its Subsidiaries or 20% or more of any class of equity securities of the Company or any of its Subsidiaries pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer, exchange offer or similar transaction with respect to either the Company or any of its Subsidiaries, including any single or multi-step transaction or series of related transactions, which is structured to permit such Third Party to acquire beneficial ownership of any material portion of the assets of or 20% or more of the equity interest in either the Company or any of its Subsidiaries.

   "Superior Proposal", as defined in the Merger Agreement, means an unsolicited bona fide written proposal by a Third Party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than a majority of the Shares then outstanding or all or substantially all of the assets of the Company or to acquire, directly or indirectly, the Company by merger or consolidation, and otherwise on terms which the Company Board determines in good faith to be more favorable to the Company's shareholders (taking into account the time period reasonably believed necessary to consummate such transaction) than the Offer and the Merger (after receipt of opinion of a nationally recognized independent financial advisor that the value of the consideration provided for in such proposal is superior to the value of the consideration provided for in the Offer and the Merger, and after taking into account all legal, financial and regulatory aspects of such proposal, the identity of the Third Party making such proposal, and the benefits to be derived by the Company from the Transactions), for which financing, to the extent required, is then committed and which, in the good faith reasonable judgment of the Company Board, is reasonably likely to be consummated.

   Directors' and Officers' Insurance and Indemnification. The Merger Agreement provides that:

   (a) The Company shall, to the fullest extent permitted under applicable New York Law, the terms of the Company's Certificate of Incorporation or By-Laws and regardless of whether the Merger becomes effective, indemnify and hold harmless, and, after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under applicable New York Law, the terms of the Surviving Corporation's Certificate of Incorporation or By-laws, indemnify and hold harmless, each present and former director or officer of the Company and each other person to whom indemnification is provided under the Company's By-Laws as in effect on the date of the Merger Agreement (collectively, the "Indemnified Parties") against any costs or expenses (including reasonable attorneys' fees), judgments, losses, claims, damages and liabilities incurred in connection with, and amounts paid in settlement of, any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative and wherever asserted, brought or filed, (x) arising out of or pertaining to the Transactions or (y) otherwise with respect to any acts or omissions or alleged acts or omissions occurring at or prior to the Effective Time, in each case for a period of six years after the date of the Merger Agreement; provided, further, that the Surviving Corporation may not amend the terms of its Certificate of Incorporation or By-laws to be less favorable with respect to such indemnification than the Company's Certificate of Incorporation or By-Laws on the date of the Merger Agreement. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) any counsel retained by the Indemnified Parties for any period after the Effective Time must be reasonably satisfactory to the Surviving Corporation, (ii) after the Effective Time, the Surviving Corporation shall pay the reasonable fees and expenses of such counsel, promptly after statements therefor are received, and (iii) the Surviving Corporation will cooperate in the defense of any such matter; provided, however, that the Surviving Corporation shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld or delayed); and provided, further, that, in the event that any claim or claims for indemnification are asserted or made within such six year period, all rights to indemnification in respect of any such claim or claims shall continue until the disposition of any and all such claims. The Indemnified Parties as a group may retain only one law firm to represent them with respect to any single action unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties. The indemnity agreements of the Surviving Corporation in the Merger Agreement extend, on the same terms to, and shall inure to the benefit of and shall be enforceable by, each Person or entity who controls, or in the past controlled, any present or former director, officer or employee of the Company or any of its Subsidiaries.

   (b) For a period of three years after the Effective Time, Parent must cause the Surviving Corporation to maintain in effect, if available, directors' and officers' liability insurance covering those Persons who are currently covered by the Company's directors' and officers' liability insurance policy (a copy of which has been made available to Parent) on terms (including the amounts of coverage and the amounts of deductibles, if any) that are no less favorable to the terms now applicable to them under the Company's current policies; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend in excess of 125% of the annual premium currently paid by the Company for such coverage; and provided further, that, if the premium for such coverage exceeds such amount, Parent or the Surviving Corporation shall purchase a policy with the greatest coverage available for such 125% of the annual premium.

   PARENT UNDERTAKING. The Merger Agreement provides that Parent shall be responsible for and shall cause the Purchaser to perform all of its obligations under the Merger Agreement in a timely manner.

   TAKEOVER STATUTE. The Merger Agreement provides that in no event shall the Company's approval of the Merger Agreement, the Offer, the acquisition of the Shares pursuant to the Offer and the Merger for purposes of Section 912 of the NYBCL be withdrawn, revoked or modified by the Company Board. If any state takeover statute other than Section 912 of the NYBCL becomes or is deemed to become applicable to the Offer or the acquisition of Shares pursuant to the Offer or the Merger, the Company shall take all action necessary to render such statute inapplicable to all of the foregoing.

   CONDITIONS TO THE MERGER. The Merger Agreement provides that the obligations of Parent, the Purchaser and the Company to effect the Merger are subject to the satisfaction on or prior to the Effective Time of each of the following conditions any and all of which may be waived in whole or in part by the Company, Parent or the Purchaser as the case may be, to the extent permitted by applicable law:

     (a) the Merger Agreement shall have been approved and adopted by the requisite vote of the holders of Shares, if required by applicable law and the Company's Certificate of Incorporation;

     (b) any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and no statute, rule, regulation, order, decree or injunction shall have been enacted, promulgated or issued by any Governmental Entity precluding, restraining, enjoining or prohibiting consummation of the Merger; and

     (c) Parent, the Purchaser or their affiliates shall have purchased Shares pursuant to the Offer.

     TERMINATION. The Merger Agreement may be terminated at any time prior to the Effective Time:

     (a) By the mutual written consent of Parent and the Company; provided, however, that if Parent shall have a majority of the Company Board pursuant to the terms of the Merger Agreement, such consent of the Company may only be given if approved by the Continuing Directors.

     (b) By either of Parent or the Company if (i) a statute, rule or executive order shall have been enacted, entered or promulgated prohibiting the Transactions on the terms contemplated by the Merger Agreement or (ii) any Governmental Entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use their reasonable efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the Transactions and such order, decree, ruling or other action shall have become final and non-appealable.

     (c) By either of Parent or the Company if the Effective Time shall not have occurred on or before June 30, 2001; provided, that the party seeking to terminate the Merger Agreement for such reason shall not have breached in any material respect its obligations under the Merger Agreement in any manner that shall have proximately contributed to the failure to consummate the Merger on or before such date.

     (d) By the Company:

        (i) if the Company has entered into an agreement with respect to a Superior Proposal in accordance with the terms of the Merger Agreement, provided the Company has complied with all provisions thereof, including the notice provisions therein, and that it simultaneously terminates the Merger Agreement and makes simultaneous payment to the Parent of the Expenses (as defined below) and the Termination Fee; or

        (ii) if Parent or the Purchaser shall have terminated the Offer or the Offer expires without Parent or the Purchaser, as the case may be, purchasing any Shares pursuant thereto; provided that the Company may not terminate the Merger Agreement pursuant to this provision of the Merger Agreement if the Company is in material breach of the Merger Agreement;

        (iii) if Parent, the Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to ten business days following the date of the initial public announcement of the Offer; provided, that the Company may not terminate the Merger Agreement pursuant to this provision of the Merger Agreement if the Company is in material breach of the Merger Agreement; or

        (iv) if there shall be a material breach by Parent or the Purchaser of any of their representations, warranties, covenants or agreements contained in the Merger Agreement.

     (e) By Parent or the Purchaser:

        (i) (A) if prior to the purchase of the Shares pursuant to the Offer, the Company Board shall have withdrawn, or modified or changed in a manner adverse to Parent or the Purchaser, its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended or approved a Takeover Proposal; or

        (B) there shall have been a material breach of any provision of the non-solicitation provisions of the Merger Agreement; or

        (ii) if Parent or the Purchaser shall have terminated the Offer without Parent or the Purchaser purchasing any Shares thereunder, provided that Parent or the Purchaser may not terminate the Merger Agreement pursuant to this provision if Parent or the Purchaser is in material breach of the Merger Agreement; or

        (iii) if, due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions set forth in Annex A to the Merger Agreement, Parent, the Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to ten business days following the date of the initial public announcement of the Offer; or

        (iv) if there shall be a material breach by the Company of any of its representations, warranties, covenants or agreements contained in the Merger Agreement.

   FEES AND EXPENSES. The Merger Agreement provides that, except as otherwise specified below, all costs and expenses incurred in connection with the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement shall be paid by the party incurring such expenses, whether or not the Offer or the Merger is consummated.

   (a) If Parent or the Purchaser terminates the Merger Agreement because the Company has withdrawn, or modified or changed in a manner adverse to Parent or the Purchaser, its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended or approved a Takeover Proposal, or the Company terminates the Merger Agreement because of a Superior Proposal, then in each case, the Company shall pay, or cause to be paid to Parent, at the time of termination, an amount equal to $3,000,000 (the "Termination Fee").

   (b) If the Termination Fee becomes payable or Parent or the Purchaser terminates the Merger Agreement due to a material breach by the Company of any of its representations, warranties, covenants or Agreement contained in the Merger Agreement, then in each case, the Company shall pay, or cause to be paid to Parent, at the time of termination an amount equal to Parent's and the Purchaser's actual and reasonably documented out-of-pocket expenses incurred by Parent or the Purchaser in connection with the Offer, the Merger, the Merger Agreement and the consummation of the Transactions, including, without limitation, the fees and expenses payable to all banks, investment banking firms, and other financial institutions and Persons and their respective agents and counsel incurred in connection with acting as Parent's or the Purchaser's financial advisor with respect to, or arranging or committing to provide or providing any financing for, the Transactions (the "Expenses") up to $1,000,000.

   Parent shall be solely responsible for any and all filing fees that are payable in connection with or on account of any filing by Parent or any other party concerning the transactions contemplated by the Merger Agreement under or pursuant to the HSR Act.

   AMENDMENT AND WAIVER. The Merger Agreement provides that subject to applicable Law, the Merger Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the shareholders of the Company contemplated by the Merger Agreement, by written agreement of the parties to the Merger Agreement (which in the case of the Company shall include approvals as contemplated in Section 1.4(c) of the Merger Agreement), at any time prior to the Closing Date with respect to any of the terms contained in the Merger Agreement; provided, however, that after the approval of the Merger Agreement by the shareholders of the Company, no such amendment, modification or supplement shall reduce the amount or change the form of the Merger Consideration or otherwise adversely affect the rights of shareholders.

STOCK OPTION AGREEMENT

   As an inducement to Parent to enter into the Merger Agreement with the Company, Parent and the Company have entered into the Stock Option Agreement.

   The following summary of certain provisions of the Stock Option Agreement is qualified in its entirety by reference to the complete text of the Stock Option Agreement, a copy of the form of which is filed as an exhibit to the Schedule TO and is incorporated by reference in this Offer to Purchase. The Stock Option Agreement may be examined, and copies obtained, as set forth in
Section 7 of this Offer to Purchase. Capitalized terms used in the following summary and not otherwise defined below shall have the meanings set forth in the Stock Option Agreement.

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
   Under the Stock Option Agreement, the Company has granted Parent an irrevocable option (the "Company Option") to purchase from the Company up to 1,138,596 newly issued Shares (the "Option Shares"), at an exercise price of $18.00 per Share in cash. Parent has assigned its rights under the Stock Option Agreement to the Purchaser.

   The Company Option is not presently exercisable and will not become exercisable until January 2, 2001. The Company Option may be exercised by the Purchaser, in whole or in part.

   The Company has made certain representations and warranties in the Stock Option Agreement, including with respect to (i) the Company's authority to enter into and perform its obligations under such Stock Option Agreement and the absence of required consents and statutory or contractual conflicts or violations, and (ii) the absence of liens or any other encumbrances on or in respect of the Option Shares.

   The Stock Option Agreement provides that the Company Option will terminate, without any action by Parent or the Company, in the event that (i) the Purchaser fails to commence the Offer within 10 business days of the execution of the Stock Option Agreement, (ii) the Purchaser fails to purchase Shares pursuant to the Offer by reason of the conditions set forth in paragraph (e) of Annex A to the Merger Agreement (see paragraph (e) in
Section 15--"Certain Conditions of the Offer"), (iii) Parent terminates the Merger Agreement pursuant to Sections 7.1(a), (b), (c) or (e)(ii), (iii), or
(iv) of the Merger Agreement (see paragraphs (a), (b), (c), (e)(ii), (iii) and (iv) in Section 15--"Certain Conditions of the Offer"), or (iv) the Company terminates the Merger Agreement pursuant to Section 7.1(d)(ii) or
(iii) of the Merger Agreement (see paragraphs (d)(ii) and (iii) in Section 15--"Certain Conditions of the Offer", but only if the failure of the Purchaser to commence the Offer to Purchase Shares is not due to the failure of the condition set forth in paragraph (e) of Annex A to the Merger Agreement (see paragraph (e) in Section 15--"Certain Conditions of the Offer".

VOTING AND OPTION AGREEMENT

   As an inducement to Parent to enter into the Merger Agreement with the Company, Messrs. Kostusiak and Lederer, Chairman and Chief Executive Officer and Executive Vice President, respectively, of the Company (collectively, the "Agreement Shareholders"), have each entered into the Voting and Option Agreement with Parent as to 586,758 Shares in the aggregate (or approximately 8% of the outstanding Shares on a fully diluted basis) owned by the Agreement Shareholders. Parent has assigned its rights under the Voting and Option Agreement to the Purchaser.

   The following summary of certain provisions of the Voting and Option Agreement is qualified in its entirety by reference to the complete text of the Voting and Option Agreement, a copy of the form of which is filed as an exhibit to the Schedule TO and is incorporated by reference in this Offer to Purchase. The Voting and Option Agreement may be examined, and copies obtained, as set forth in Section 7 of this Offer to Purchase. Capitalized terms used in the following summary and not otherwise defined below shall have the meanings set forth in the Voting and Option Agreement.

   Each Agreement Shareholder has agreed to tender (and not withdraw) his Shares subject to the Voting and Option Agreement (the "Agreement Shares") pursuant to the Offer. In addition, each Agreement Shareholder has agreed not to transfer, sell, offer, pledge or otherwise dispose of or encumber, or grant any proxies for or enter into any voting agreements or arrangements respecting, any of the Agreement Shares until the consummation of the Merger, the expiration of the Option Period (as such term is defined in the Voting and Option Agreement), the purchase of the Agreement Shares by Parent or the date the Voting and Option Agreement is terminated.

   Each Agreement Shareholder has also agreed to irrevocably appoint the officers of Parent the lawful agent, attorney, and proxy of the Agreement Shareholder, to (a) vote the Agreement Shares in favor of the Merger, (b) vote the Agreement Shares against any action or agreement that would result in a breach in any material aspect of any covenant, representation, or warranty or any other obligation of the Company under the Merger Agreement; and (c) vote the Agreement Shares against any action or agreement that would impede, interfere with, delay, postpone, or attempt to discourage the Merger, including, but not limited to: (i) any extraordinary corporate transaction, such as a merger, rights offering, consolidation or other business combination involving the Company, (ii) a sale or transfer of a material amount of the assets of the Company or a reorganization, recapitalization, or liquidation of the Company, (iii) any change in the management or Company Board, except as otherwise agreed to in writing by Parent, or (iv) any other change in the Company's corporate structure

   Each Agreement Shareholder also irrevocably granted to Parent an option to purchase, subject to certain conditions, his Agreement Shares at the same purchase price per Share provided for in the Merger Agreement. Parent can exercise this option, in whole and not in part, at any time after January 2, 2001.

   In the event that (i) the option under the Voting and Option Agreement is exercised, (ii) the Merger is not consummated and (iii) any party other than Parent and its subsidiaries acquires, though merger or otherwise, all or substantially all of the business or assets of the Company pursuant to a transaction or series of transactions providing aggregate consideration to shareholders of the Company greater than $18.00 per Share (the "Alternative Consideration"), then within five days following receipt of such consideration by Parent or its affiliates, Parent shall pay to each of the Agreement Shareholders the product of (x) the amount by which the Alternative Consideration exceeds $18.00 and (y) the number of Shares sold by such Shareholder to Parent pursuant to the option.

   Each Agreement Shareholder has made certain representations and warranties in the Voting and Option Agreement, including with respect to (i) ownership of his Agreement Shares, (ii) the authority to enter into and perform his obligations under such Voting and Option Agreement and the absence of required consents and statutory or contractual conflicts or violations, and
(iii) the absence of liens or any other encumbrances on or in respect of his Agreement Shares. The Voting and Option Agreement, and all rights and obligations under the Voting and Option Agreement, terminates upon the earlier of (a) the expiration of the Option Period, (b) the purchase of the Agreement Shares, (c) the agreement of the parties to terminate the Voting and Option Agreement, or (d) the consummation of the Merger.

12. PURPOSE OF THE OFFER; PLANS FOR THE COMPANY.

   PURPOSE OF THE OFFER. The purpose of the Offer is for Parent to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is for Parent to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, the Purchaser intends to consummate the Merger as promptly as practicable. The Company Board has approved the Merger and the Merger Agreement. Depending upon the number of Shares purchased by the Purchaser pursuant to the Offer, the Company Board may be required to submit the Merger Agreement to the Company's shareholders for approval at a shareholders' meeting convened for that purpose in accordance with the NYBCL. If shareholder approval is required, the Merger Agreement must be approved by two-thirds of all votes entitled to be cast at such meeting.

   If the Minimum Condition is satisfied, the Purchaser will have sufficient voting power to approve the Merger Agreement without the affirmative vote of any other shareholder. If the Purchaser acquires such number of shares pursuant to the Offer which, together with the Shares owned by Parent and the Purchaser, constitutes 90% or more of the outstanding Shares on a fully diluted basis, the Purchaser will be able to adopt the Merger Agreement without a shareholder meeting and without the approval of the Company's shareholders. See Section 16--"Certain Legal Matters; Regulatory Approvals". The Merger Agreement provides that the Purchaser will be merged into the Company and that the Certificate of Incorporation and Bylaws of the Purchaser will be the Certificate of Incorporation and Bylaws of the surviving corporation following the Merger, except that the name shall be changed to "Detection Systems, Inc."

   Under the NYBCL, holders of Shares do not have appraisal rights as a result of the Offer. In connection with the Merger, however, shareholders of the Company may have the right to dissent and demand appraisal of their Shares pursuant to the NYBCL. Dissenting shareholders who comply with the applicable statutory procedures under the NYBCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price per Share paid in the Merger and the market value of the Shares. Shareholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the consideration per Share to be paid in the Merger. Moreover, the Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer or the Merger.

   PLANS FOR THE COMPANY. Pursuant to the terms of the Merger Agreement, promptly upon the purchase of and payment for any Shares pursuant to the Offer, Parent currently intends to seek maximum representation on the Company Board, subject to the requirement in the Merger Agreement that if Shares are purchased pursuant to the Offer, until the Effective Time neither Parent nor the Purchaser will take any action that would cause the Company Board to include fewer than two members who are Continuing Directors as of the date of the Merger Agreement. The Purchaser currently intends, as soon as practicable after consummation of the Offer, to consummate the Merger.

   Except as otherwise provided herein, it is currently expected that, initially following the Merger, the business and operations of the Company will be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and, after the consummation of the Offer and the Merger, will take such actions as it deems appropriate under the circumstances then existing. Parent intends to seek additional information about the Company during this period. Thereafter, Parent intends to review such information as part of a comprehensive review of the Company's business, operations, capitalization and management with a view to optimizing development of the Company's potential in conjunction with Parent's business.

   Except as described above or elsewhere in this Offer to Purchase, the Purchaser and Parent have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the Company Board or management of the Company, (iv) any material change in the Company's capitalization or dividend policy, (v) any other material change in the Company's corporate structure or business, (vi) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of the Company being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13. CERTAIN EFFECTS OF THE OFFER.

   MARKET FOR THE SHARES. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly. This could adversely affect the liquidity and market value of the remaining Shares held by the public. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

  STOCK QUOTATION. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on NASDAQ, which among other things require that an issuer have either

     o at least 750,000 publicly held shares, held by at least 400 shareholders of round lots, with an aggregate market value of at least $5,000,000, net tangible assets of at least $4,000,000, a minimum bid price of at least $1 per Share, and at least two registered and active market makers providing quotations for the shares, or

     o at least 1,100,000 publicly held shares, held by at least 400 shareholders of round lots, with an aggregate market value of at least $15,000,000, a minimum bid price of at least $5 per share and either
        (x) a market capitalization of at least $50,000,000 or (y) total assets and total revenue of at least $50,000,000 each for the most recently completed fiscal year or two of the last three most recently completed fiscal years and at least four registered and active market markers providing quotations for the shares.

If neither of the foregoing standards is met, the Shares would no longer be listed on NASDAQ. Shares held directly or indirectly by directors, officers or beneficial owners of more than 10% of the Shares are not considered as being publicly held for this purpose.

   If the Shares were no longer listed on NASDAQ, it is possible that the Shares would continue to trade on another securities exchange or otherwise in the over-the-counter market and that price or other quotations would be reported by such exchange or through other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of shareholders and/ or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below and other factors.

   MARGIN REGULATIONS. The Shares are currently "margin securities" under the Regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

   EXCHANGE ACT REGISTRATION. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are not held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with shareholders' meetings and the related requirement of furnishing an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or be eligible for trading on NASDAQ. Parent and the Purchaser currently intend to seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.

14. DIVIDENDS AND DISTRIBUTIONS.

   As discussed in Section 11 of this Offer to Purchase, the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, the Company will not and will not permit any of its subsidiaries to declare, set aside or pay any dividends or other distribution payable in cash, stock or property with respect to its capital stock (other than issuances pursuant to exercises of employee stock options and Company benefit plan obligations which are outstanding on the date of the Merger Agreement).

15. CERTAIN CONDITIONS OF THE OFFER.

   Notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may amend the Offer consistent with the terms of the Merger Agreement or terminate the Offer and not accept for payment any tendered Shares, if (i) there shall not have been validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares which, when added to the Shares, if any, owned by Parent or the Purchaser, would constitute at least two-thirds of the Shares outstanding on a fully diluted basis (the "Minimum Condition"), (ii) any applicable waiting period under the HSR Act has not expired or been terminated, or (iii) at any time on or after the date of the Merger Agreement and prior to the expiration of the Offer, any of the following events shall occur:

   (a) there shall be threatened by a Governmental Entity (as defined in the Merger Agreement) or pending any suit, action or proceeding (i) seeking to prohibit or impose any material limitations on Parent's or the Purchaser's ownership or operation (or that of any of their respective Subsidiaries or Affiliates (as such terms are defined in the Merger Agreement)) of all or a material portion of their or the Company's businesses or assets, (ii) seeking to compel Parent or the Purchaser or their respective Subsidiaries and Affiliates to dispose of or hold separate any material portion of the business or assets of the Company or Parent and their respective Subsidiaries, in each case taken as a whole, (iii) challenging the acquisition by Parent or the Purchaser of any Shares pursuant to the Offer,
(iv) seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other Transactions (as defined in the Merger Agreement), (v) seeking to impose material limitations on the ability of the Purchaser, or rendering the Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger, or (vi) seeking to impose material limitations on the ability of the Purchaser or Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's shareholders; or

   (b) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, or any other action shall be taken by any Governmental Entity, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (vi) of paragraph (a) above; or

   (c) there shall have occurred and be continuing (1) any general suspension of trading in, or limitation on prices for, securities on the NASDAQ National Market System, for a period in excess of three hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (2) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (3) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (4) any limitation or proposed limitation (whether or not mandatory) by any United States governmental authority or agency that has a material adverse effect generally on the extension of credit by banks or other financial institutions, (5) any decline in the Dow Jones Industrial Average, the Standard & Poor's Index of 500 Industrial Companies or the Nasdaq Composite Index by an amount in excess of 20% measured from the close of business on the date of the Merger Agreement or (6) in the case of any of the situations in clauses (1) through (5) inclusive, existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

   (d) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and accurate as of the date of consummation of the Offer as though made on or as of such date (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be true and accurate as of such date or with respect to such period) or the Company shall have breached or failed to perform or comply with any obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it except, in each case where the failure of such representations and warranties to be true and accurate (without giving effect to any limitation as to "knowledge," "materiality" or "material adverse effect" set forth therein), or the failure to perform or comply with such obligations, agreements or covenants, do not, individually or in the aggregate, have a Material Adverse Effect on the Company or a materially adverse effect on the ability to consummate the Offer or the Merger; or

   (e) the Company Board (i) shall have withdrawn, or modified or changed in a manner adverse to Parent or Purchaser (including by amendment of the Schedule 14D-9) its recommendation of the Offer, the Merger Agreement, or the Merger, (ii) shall have recommended a Takeover Proposal, or (iii) shall have adopted any resolution to effect any of the foregoing;

   (f) the Merger Agreement shall have been terminated in accordance with its terms; or

   (g) there shall have occurred any event or any development of a state of facts or circumstances that constitutes a Material Adverse Change or has a Material Adverse Effect (as such terms are defined in the Merger Agreement) on the Company, which, in the sole judgment of Parent or the Purchaser, in any such case, and regardless of the circumstances (including any action or inaction by Parent or the Purchaser) giving rise to such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payments for Shares.

   The foregoing conditions are for the sole benefit of Parent and the Purchaser and may be waived by Parent or the Purchaser, in whole or in part, at any time and from time to time, in the sole discretion of Parent or the Purchaser. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

16. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

   GENERAL. The Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, the Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company's business that might be adversely affected by the Purchaser's acquisition of Shares pursuant to the Offer, or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser or Parent pursuant to the Offer. Should any such approval or other action be required, the Purchaser currently contemplates that, except as described below under "State Takeover Statutes", such approval or other action will be sought. While the Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company's business, or certain parts of the Company's business might not have to be disposed of, any of which could cause the Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 -- "Certain Conditions of the Offer".

   STATE TAKEOVER STATUTES. A number of states have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or that have substantial assets, shareholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws.

   In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated in, and has a substantial number of shareholders in, the State. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

   Should any person seek to apply any state takeover law, the Purchaser will take reasonable efforts to resist such application, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Purchaser might be unable to accept for payment or pay for any Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer and the Merger. In such case, the Purchaser may not be obligated to accept for payment, or pay for, any Shares tendered.

   SHORT-FORM MERGER. The NYBCL would permit the Merger to occur without a vote of the Company's shareholders (a "short-form merger") if the Purchaser were to acquire such number of Shares which, together with the Shares owned by Parent and the Purchaser, constitutes at least 90% of the outstanding Shares on a fully diluted basis. If, however, the Purchaser does not acquire such number of Shares which, together with the Shares owned by Parent and the Purchaser, constitutes at least 90% of the then outstanding Shares on a fully diluted basis, and a vote of the Company's shareholders is required under NYBCL, a longer period of time will be required to effect the Merger.

   UNITED STATES ANTITRUST COMPLIANCE. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

   Pursuant to the requirements of the HSR Act, the Purchaser filed a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on or about December 20, 2000. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer is scheduled to expire at 11:59 p.m., New York City time, 15 days after such filing. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from the Purchaser. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by the Purchaser with such request. Thereafter, such waiting period can be extended only by court order.

   The Antitrust Division and the FTC both scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by the Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. The Purchaser does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See Section 15, including conditions with respect to litigation and certain governmental actions and Section 11 for certain termination rights.

17. APPRAISAL RIGHTS.

   No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, shareholders of the Company at the time the Merger is consummated may, under certain circumstances, have certain rights to dissent and demand appraisal of their Shares under Section 623 of NYBCL. Dissenting shareholders who comply with the requisite statutory procedures under NYBCL would be entitled to a judicial determination and payment of the "fair value" of their Shares as of the close of business on the day prior to the date of shareholder authorization of the Merger, together with interest thereon, at such rate as the court finds equitable, from the date the Merger is consummated until the date of payment. Under NYBCL, in fixing the fair value of the Shares, a court would consider the nature of the transaction giving rise to the shareholders' right to receive payment for Shares and its effects on the Company and its shareholders, the concepts and methods then customary in the relevant securities and financial markets for determining fair value of Shares of a corporation engaging in a similar transaction under comparable circumstances, and all other relevant factors. The foregoing summary of the rights of dissenting shareholders does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any available dissenters' rights. The preservation and exercise of dissenters' rights require strict adherence to the applicable provisions of NYBCL.

18. FEES AND EXPENSES.

   Arnhold and S. Bleichroeder, Inc. is acting as the Dealer Manager in connection with the Offer and has provided certain financial advisory services to the Parent in connection with the acquisition of the Company. Arnhold and S. Bleichroeder, Inc. will receive reasonable and customary compensation for its services. In addition, Parent will reimburse Arnhold and
S. Bleichroeder, Inc. for certain expenses it incurs in providing its services. Parent has agreed to indemnify Arnhold and S. Bleichroeder, Inc. and certain related persons against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws.

   Parent and the Purchaser have retained D.F. King & Co., Inc. to be the Information Agent and the United States Trust Company of New York to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

   Neither Parent nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Dealer Manager and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

19. MISCELLANEOUS.

   The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Purchaser may, in its discretion, take such action as it may deem necessary to enable it to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

   NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF PARENT OR THE PURCHASER NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

   Parent and the Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, on the date hereof, the Company has filed with the SEC a Solicitation/ Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC (but not the regional offices of the SEC) in the manner set forth under Section 7 above.

                                            Bosch Security Systems Corporation

December 20, 2000

                                  SCHEDULE I

                     DIRECTORS AND EXECUTIVE OFFICERS OF
                  PARENT AND THE PURCHASER AND TRANSACTIONS
             IN THE COMPANY'S SECURITIES DURING THE PAST 60 DAYS

1. DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

   The name, business address, title, present principal occupation and five-year employment history of each member and deputy member of the Board of Management of Robert Bosch GmbH are set forth below. The Board of Management of Robert Bosch GmbH is equivalent to the board of directors and executive officers of a U.S. corporation. The business address of each member of the Board of Management is c/o Robert Bosch GmbH, Robert Bosch Platz 1, 70839 Gerlingen Schillerhoehe, Germany. All of the persons listed below are citizens of the Federal Republic of Germany unless otherwise noted.

                                   PRESENT PRINCIPAL OCCUPATION OR
NAME                               EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
---------------------------------  -----------------------------------------------------------------------

Dr. Hermann Scholl; 65             Chairman of the Board of Management of Robert Bosch GmbH since July
                                   1993.

Tilman Todenh|f-fer; 57            Deputy Chairman of the Board of Management of Robert Bosch GmbH since
                                   July 1999; Member of the Board of Management since January 1993.

Dr. Claus Dieter Hoffmann; 58      Member of the Board of Management of Robert Bosch GmbH since July 1998;
                                   Deputy Member of the Board of Management of Robert Bosch GmbH from July
                                   1996 to July 1998; Executive Vice President, Corporate Purchasing
                                   Department, of Robert Bosch GmbH from January 1994 to June 1996.

Stephan Rojahn; 52                 Member of the Board of Management of Robert Bosch GmbH since July 1999;
                                   Deputy Member of the Board of Management of Robert Bosch GmbH from
                                   April 1997 to July 1999; Executive Vice President of Bosch Telecom GmbH
                                   from February 1996 to March 1997; Executive Vice President of
                                   Blaupunkt-Werke GmbH from November 1994 to February 1996. Member of the
                                   Supervisory Board of Tele Atlas NV from July 2000 to present.

Wolfgang Chur; 53                  Deputy Member of the Board of Management of Robert Bosch GmbH since
                                   July 1999; Chief Executive Officer of Blaupunkt-Werke GmbH from October
                                   1997 to June 1999; Executive Vice President of Robert Bosch GmbH from
                                   January 1996 to September 1997.

Robert S. Oswald; 59               Member of the Board of Management of Robert Bosch GmbH since July 1998;
                                   Deputy Member of the Board of Management of Robert Bosch GmbH from July
                                   1996 to July 1998; Chief Executive Officer of Robert Bosch Corporation
                                   from January 1994 to present. Mr. Oswald is a U.S. citizen.

Franz Fehrenbach; 51               Deputy Member of the Board of Management of Robert Bosch GmbH since
                                   July 1999; Executive Vice President of Robert Bosch GmbH from January
                                   1994 to June 1999.

Dr. Bernd Bohr; 44                 Deputy Member of the Board of Management of Robert Bosch GmbH since
                                   July 1999; Executive Vice President of Robert Bosch GmbH from July 1996 to June 1999; Chief Financial Officer of Nippon ABS Ltd. from 1993 to
                                   June 1996.

                               S-1

                                   PRESENT PRINCIPAL OCCUPATION OR
NAME                               EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
---------------------------------  -----------------------------------------------------------------------
Dr. Siegfried Dais; 52             Member of the Board of Management of Robert Bosch GmbH since July 2000;
                                   Deputy Member of the Board of Management of Robert Bosch GmbH from
                                   January 1998 to July 2000; Executive Vice President of Bosch Telecom
                                   GmbH from July 1994 to December 1997. Chairman of the Supervisory Board
                                   of ZF Lenksysteme GmbH from July 2000 to present.

Dr. Rainer Hahn; 60                Member of the Board of Management of Robert Bosch GmbH since January
                                   1995.

Gotthard Romberg; 57               Member of the Board of Management of Robert Bosch GmbH since July 1999;
                                   Deputy Member of the Board of Management of Robert Bosch GmbH from July
                                   1996 to July 1999; Senior Executive, Robert Bosch GmbH, from May 1995 to June 1996. Member of the Supervisory Board of VB Autobatterie GmbH
                                   from July 1996 to present (Deputy Chairman, March 1998 to present).

2. DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER

   The name, business address, title, present principal occupation and five year employment history of each director and executive officer of the Purchaser are set forth below. The business address of each director and executive officer is c/o Coudert Brothers, 1114 Avenue of the Americas, New York, NY 10036. All of the persons listed below are citizens of the United States.

                            PRESENT PRINCIPAL OCCUPATION OR
NAME                        EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
--------------------------  --------------------------------------------------------------------------
Gary Saunders; 57           Director, President and Treasurer of the Purchaser since December 2000; Executive
                            Vice President of Robert Bosch Corporation from 1991 to present.

Luke Baer; 50               Director, Vice President and Secretary of the Purchaser since December 2000;
                            Vice President, from 1995 to present, and General Counsel and Secretary, from
                            1992 to present, of Robert Bosch Corporation.

Brian E. McGunigle; 53      Assistant Secretary of the Purchaser since December 2000. Partner, Coudert Brothers
                            (law firm), 1981 to present.

3. TRANSACTIONS IN THE COMPANY'S SECURITIES DURING THE PAST 60 DAYS

   During the past 60 days, Parent made the purchases of Shares listed below. All such transactions were effected on the NASDAQ National Market. Except as set forth below, none of Parent, the Purchaser, their subsidiaries and affiliates, their officers and directors (including, without limitation, the persons listed in Items 1 and 2 of this Schedule I) have engaged in any transactions in the Shares in the past 60 days.

 TRADE DATE    SHARE AMOUNT    TOTAL COST   AVERAGE PRICE
------------  -------------- ------------  ---------------
25-Oct              9,800      $  106,505       $10.87
26-Oct             14,200      $  157,208       $11.07
27-Oct              1,100      $   12,573       $11.43
31-Oct             29,700      $  359,150       $12.09
1-Nov              10,000      $  121,000       $12.10
2-Nov              32,000      $  383,389       $11.98
3-Nov              20,000      $  235,750       $11.79
6-Nov               9,000      $  108,712       $12.08
7-Nov              26,800      $  322,873       $12.05
8-Nov              16,000      $  196,219       $12.26
9-Nov              12,800      $  157,280       $12.29
10-Nov             16,500      $  203,363       $12.33
              -------------- ------------  ---------------
Totals            197,900      $2,364,022       $11.95
              ============== ============  ===============

   Manually signed facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. Letters of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each shareholder of the Company or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

                       THE DEPOSITARY FOR THE OFFER IS:

                   UNITED STATES TRUST COMPANY OF NEW YORK

    BY OVERNIGHT COURIER AND
      BY HAND DELIVER AFTER                BY HAND DELIVERY                 BY REGISTERED OR
   4:30 PM ON EXPIRATION DATE                 TO 4:30 PM                     CERTIFIED MAIL
  30 Broad Street, 14th Floor          30 Broad Street, B-Level               P.O. Box 084
     New York, NY 10004-2304            New York, NY 10004-2304           Bowling Green Station
                                                                         New York, NY 10274-0084

                                 BY FACSIMILE TRANSMISSION (212) 422-0183
                                           OR (646) 458-8111

   Any questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, and the Notice of Guaranteed Delivery may be directed to the Information Agent or the Depositary. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

                   The Information Agent for the Offer is:
                            D.F. KING & CO., INC.
                               77 Water Street
                        New York, New York 10005-4495
                Banks and Brokers Call Collect: (212) 269-5550
                  ALL OTHERS CALL TOLL FREE: (800) 359-5559

                     The Dealer Manager for the Offer is:

                       ARNHOLD AND S. BLIECHROEDER, INC.

                         1345 Avenue of the Americas
                                  44th Floor
                           New York, New York 10105
                                (212) 698-3245